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Exhibit 99.1

Third Quarter Report 2019

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2019

This Management's Discussion and Analysis ("MD&A") dated October 24, 2019 of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") should be read in conjunction with the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2019 that were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). This MD&A should also be read in conjunction with the MD&A and consolidated financial statements included in the Company's Annual Report on Form 40-F for the year ended December 31, 2018 (the "Form 40-F"), prepared in accordance with IFRS. The condensed interim consolidated financial statements and this MD&A are presented in United States dollars ("US dollars", "$" or "US$") and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$"), Mexican pesos or European Union euros ("Euros" or "€"). Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2018 (the "AIF"), is available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com.

Business Overview

        Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since its formation in 1972. The Company's mines are located in Canada, Mexico and Finland, with exploration and development activities in Canada, Europe, Latin America and the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

        Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper.

        Agnico Eagle's operating mines and development projects are located in what the Company believes to be politically stable countries that are supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential.

Financial and Operating Results

Balance Sheet Review

        Total assets as at September 30, 2019 of $8,306.7 million increased by $453.9 million compared with total assets of $7,852.8 million as at December 31, 2018. Cash and cash equivalents decreased by $43.4 million to $258.4 million between December 31, 2018 and September 30, 2019 primarily due to $686.9 million in capital expenditures, $71.2 million in dividends paid and $24.4 million for the repurchase of common shares for stock-based compensation plans during the first nine months of 2019, partially offset by cash provided by operating activities of $624.2 million and proceeds on stock option exercises of $133.2 million. Inventories increased to $577.5 million at September 30, 2019 compared with $494.2 million at December 31, 2018 primarily due to increased supplies inventories in Nunavut as a result of the summer barge season. Other current assets increased from $165.8 million at December 31, 2018 to $200.1 million at September 30, 2019 primarily due to an increase in prepaid expenses. Property, plant and mine development increased from $6,234.3 million at December 31, 2018 to $6,566.4 million at September 30, 2019 primarily due to additions capitalized to property, plant and mine development of $754.3 million, partially offset by amortization expense of $395.7 million during the first nine months of 2019.

        Total liabilities increased to $3,525.1 million at September 30, 2019 from $3,302.8 million at December 31, 2018 primarily due to the recognition of the Company's lease obligations in accordance with the adoption of

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2019

IFRS 16 — Leases ("IFRS 16") on January 1, 2019. The $60.0 million increase in accounts payable and accrued liabilities between December 31, 2018 and September 30, 2019 was primarily due to expenditures related to the summer barge shipping season in Nunavut. Agnico Eagle's reclamation provision increased by $38.3 million between December 31, 2018 and September 30, 2019 primarily due to the re-measurement of the Company's reclamation provisions by applying updated expected cash flows and assumptions at September 30, 2019. Agnico Eagle's net income taxes payable position of $0.9 million at December 31, 2018 was reduced during the first nine months of 2019 by payments to tax authorities in excess of the year to date current tax provision, resulting in a net income taxes recoverable position of $0.3 million at September 30, 2019.

Fair Value of Derivative Financial Instruments

        The Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. The fair value of the Company's derivative financial instruments is outlined in the financial instruments note to the condensed interim consolidated financial statements.

Results of Operations

        Agnico Eagle reported net income of $76.7 million, or $0.32 per share, in the third quarter of 2019, compared with net income of $17.1 million, or $0.07 per share, in the third quarter of 2018. Agnico Eagle reported adjusted net income of $87.5 million, or $0.37 per share, in the third quarter of 2019 compared with adjusted net income of $1.2 million, or $0.01 per share, in the third quarter of 2018. For a reconciliation of adjusted net income to net income as presented in the condensed interim consolidated statements of income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        In the third quarter of 2019, the operating margin (revenues from mining operations less production costs) increased to $366.6 million compared with $241.8 million in the third quarter of 2018, primarily due to a 22.9% increase in the realized price of gold and a 7.4% increase in the sales volume of commercial gold ounces between periods which excludes 32,042 pre-commercial gold ounces from the Amaruq satellite deposit. Gold production increased to 476,937 ounces in the third quarter of 2019, compared with 421,718 ounces in the third quarter of 2018, primarily due to 78,093 ounces produced at the Meliadine mine which achieved commercial production during the second quarter of 2019. Partially offsetting the overall increase in gold production between the third quarter of 2019 and the third quarter of 2018 was an expected decrease in gold production at the Meadowbank mine as the mine transitioned to the Amaruq satellite deposit which achieved commercial production on September 30, 2019. Cash provided by operating activities amounted to $349.2 million in the third quarter of 2019, compared with $137.6 million in the third quarter of 2018.

        Total weighted average cash costs per ounce of gold produced amounted to $653 on a by-product basis and $723 on a co-product basis in the third quarter of 2019 compared with $637 on a by-product basis and $690 on a co-product basis in the third quarter of 2018. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        Agnico Eagle reported net income of $141.5 million or $0.60 per share, in the nine months ended September 30, 2019, compared with net income of $67.0 million, or $0.29 per share, in the nine months ended September 30, 2018. Agnico Eagle reported adjusted net income of $142.1 million, or $0.60 per share, in the first nine months of 2019 compared with adjusted net income of $38.0 million, or $0.16 per share, in the first nine

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2019

months of 2018. For a reconciliation of adjusted net income to net income as presented in the condensed interim consolidated statements of income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        In the first nine months of 2019, the operating margin (revenues from mining operations less production costs) increased to $869.1 million, compared with $777.5 million in the first nine months of 2018, primarily due to a 7.6% increase in the realized price of gold, partially offset by a 25.2% decrease in the sales volume of copper tonnes. Gold production increased to 1,287,469 ounces in the first nine months of 2019, compared with 1,215,957 ounces in the first nine months of 2018, primarily due to 156,787 ounces produced at the Meliadine mine which achieved commercial production during the second quarter of 2019. Partially offsetting the overall increase in gold production between the first nine months of 2019 and the first nine months of 2018 was an expected decrease in the gold production at the Meadowbank mine as the mine transitioned to the Amaruq satellite deposit which achieved commercial production on September 30, 2019. Cash provided by operating activities amounted to $624.2 million in the first nine months of 2019, compared with $465.4 million in the first nine months of 2018.

        Total weighted average cash costs per ounce of gold produced amounted to $643 on a by-product basis and $721 on a co-product basis in the first nine months of 2019, compared with $647 on a by-product basis and $719 on a co-product basis in the first nine months of 2018. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        The table below sets out variances in the key drivers of net income for the three and nine months ended September 30, 2019, compared with the three and nine months ended September 30, 2018:

(millions of United States dollars)	Three Months Ended September 30, 2019 vs. Three Months Ended September 30, 2018	Nine Months Ended September 30, 2019 vs. Nine Months Ended September 30, 2018
Increase in gold revenue	$158.5	$98.6
Increase (decrease) in silver revenue	3.2	(4.6)
Decrease in net copper revenue	(1.0)	(7.9)
Increase in net zinc revenue	3.5	2.3
Decrease in production costs due to effects of foreign currencies	6.0	27.7
Increase in production costs	(45.5)	(24.5)
Decrease in exploration and corporate development expenses	12.7	29.1
Decrease in amortization of property, plant and mine development	0.6	21.0
Decrease in general and administrative expenses	2.1	8.0
Increase in finance costs	(1.8)	(7.8)
Change in loss (gain) on derivative financial instruments	(10.5)	5.3
Change in non-cash foreign currency translation	0.3	(5.7)
Increase in income and mining taxes	(61.4)	(32.1)
Other	(7.1)	(34.9)

Total net income variance	$59.6	$74.5

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2019

Three Months Ended September 30, 2019 vs. Three Months Ended September 30, 2018

        Revenues from mining operations increased to $683.0 million in the third quarter of 2019, compared with $518.7 million in the third quarter of 2018, primarily due to a 22.9% increase in the realized price of gold and a 7.4% increase in the sales volume of commercial gold ounces between periods which excludes 32,042 pre-commercial gold ounces from the Amaruq satellite deposit.

        Production costs were $316.3 million in the third quarter of 2019, a 14.3% increase compared with $276.9 million in the third quarter of 2018, primarily due to the contribution of mining and milling costs from the Meliadine mine which achieved commercial production during the second quarter of 2019. Partially offsetting the total increase in production costs was an expected decrease in the mining and milling costs at the Meadowbank mine as the mine transitioned to the Amaruq satellite deposit which achieved commercial production on September 30, 2019 and the weakening of the Canadian dollar, Mexican peso and Euro relative to the US dollar between periods.

        Weighted average total cash costs per ounce of gold produced increased to $653 on a by-product basis and $723 on a co-product basis in the third quarter of 2019, compared with $637 on a by-product basis and and $690 on a co-product basis in the third quarter of 2018, primarily due to the contribution of mining and milling costs from the Meliadine mine, partially offset by the weakening of the Canadian dollar, Mexican peso and Euro relative to the US dollar between periods. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        Exploration and corporate development expenses decreased to $28.2 million in the third quarter of 2019, compared with $40.9 million in the third quarter of 2018, primarily due to a decrease in exploration drilling at the Amaruq satellite deposit and the El Barqueno property.

        Amortization of property, plant and mine development decreased by $0.6 million to $143.3 million between the third quarter of 2018 and the third quarter of 2019, primarily due to lower ore tonnes processed at the Meadowbank mine as the mine transitioned to the Amaruq satellite deposit, partially offset by the contribution from the Meliadine mine.

        General and administrative expense decreased to $27.3 million during the third quarter of 2019, compared with $29.4 million during the third quarter of 2018, primarily due to decreased compensation and benefits expenses between periods.

        During the third quarter of 2019, there was a non-cash foreign currency translation gain of $1.3 million attributable to the weakening of the Canadian dollar, Euro and Mexican peso relative to the US dollar at September 30, 2019, compared to June 30, 2019 on the Company's net monetary liabilities denominated in foreign currencies. A non-cash foreign currency translation gain of $1.1 million was recorded during the comparative third quarter of 2018.

        In the third quarter of 2019, the Company recorded income and mining taxes expense of $62.8 million on income before income and mining taxes of $139.5 million, resulting in an effective tax rate of 45.0%. In the third quarter of 2018, the Company recorded income and mining taxes expense of $1.4 million on income before income and mining taxes of $18.5 million, resulting in an effective tax rate of 7.6%. The increase in the effective tax rate between the third quarter of 2018 and the third quarter of 2019 is primarily due to foreign exchange rate movements.

        There are a number of factors that can significantly impact the Company's effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2019

currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company's operating jurisdictions. As a result of these factors, the Company's effective tax rate is expected to fluctuate significantly in future periods.

Nine Months Ended September 30, 2019 vs. Nine Months Ended September 30, 2018

        Revenues from mining operations increased to $1,741.8 million during the nine months ended September 30, 2019, compared with $1,653.4 million during the nine months ended September 30, 2018, primarily due to a 7.6% increase in the realized price of gold, partially offset by a 25.2% decrease in the sales volume of copper tonnes.

        Production costs were $872.7 million during the nine months ended September 30, 2019, a 0.4% decrease compared with $875.9 million in the nine months ended September 30, 2018, primarily due to a decrease in the mining and milling costs at the Meadowbank mine as the mine transitioned to the Amaruq satellite deposit which achieved commercial production on September 30, 2019, a decrease in operating costs at the Kittila mine due to the planned 58-day mill shutdown for autoclave relining during the second quarter of 2019 and the weakening of the Canadian dollar, Mexican peso and Euro relative to the US dollar between periods. Partially offsetting the total decrease in production costs was the contribution of mining and milling costs from the Meliadine mine which achieved commercial production during the second quarter of 2019.

        Weighted average total cash costs per ounce of gold produced on a by-product basis decreased to $643 during the nine months ended September 30, 2019, compared with $647 during the nine months ended September 30, 2018, primarily due to higher by-product metal revenues and the weakening of the Canadian dollar, Mexican peso and Euro relative to the US dollar between periods. Weighted average total cash costs per ounce of gold produced on a co-product basis increased to $721 during the nine months ended September 30, 2019, compared with $719 during the nine months ended September 30, 2018, primarily due to the contribution of mining and milling costs from the Meliadine mine, partially offset by decreased mining and milling costs at the Meadowbank mine as the mine transitioned to the Amaruq satellite deposit and decreased operating costs at the Kittila mine due to the planned 58-day mill shutdown for autoclave relining. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        Exploration and corporate development expenses were $81.0 million during the nine months ended September 30, 2019, compared with $110.1 million during the nine months ended September 30, 2018 due to a decrease in exploration drilling at the Amaruq satellite deposit and the El Barqueno property.

        Amortization of property, plant and mine development decreased by $21.0 million to $395.7 million between the nine months ended September 30, 2018 and the nine months ended September 30, 2019 primarily due to lower tonnes of ore processed at the Meadowbank mine as the mine transitioned to the Amaruq satellite deposit, lower throughput at the Kittila mine from the planned 58-day mill shutdown for autoclave relining, and an increase in the proven and probable reserves at the LaRonde mine. Partially offsetting the decrease in amortization was the contribution from the Meliadine mine.

        General and administrative expense decreased to $85.6 million during the nine months ended September 30, 2019, compared with $93.5 million during the nine months ended September 30, 2018, primarily due to decreased compensation and benefits expenses between periods.

        Other income decreased to $1.6 million during the nine months ended September 30, 2019, compared with other income of $36.4 million during the nine months ended September 30, 2018, primarily due to a gain from the sale of certain non-core properties in the first half of 2018.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2019

        During the nine months ended September 30, 2019, there was a non-cash foreign currency translation loss of $5.0 million attributable to the strengthening of the Canadian dollar and Mexican peso versus the US dollar at September 30, 2019 relative to December 31, 2018 on the Company's net monetary liabilities denominated in foreign currencies. A non-cash foreign currency translation gain of $0.7 million was recorded during the first nine months of 2018.

        In the first nine months of 2019, the Company recorded income and mining taxes expense of $93.3 million on income before income and mining taxes of $234.8 million, resulting in an effective tax rate of 39.7%. In the first nine months of 2018, the Company recorded income and mining taxes expense of $61.3 million on income before income and mining taxes of $128.2 million, resulting in an effective tax rate of 47.8%. The decrease in the effective tax rate between the first nine months of 2018 and the first nine months of 2019 is primarily due to the impact of permanent differences.

LaRonde mine

        At the LaRonde mine, gold production increased by 3.7% to 91,664 ounces in the third quarter of 2019, compared with 88,353 ounces in the third quarter of 2018, primarily due to the processing of higher gold grade ore. Production costs at the LaRonde mine were $54.5 million in the third quarter of 2019, an increase of 17.1% compared with production costs of $46.5 million in the third quarter of 2018, driven primarily by the timing of inventory sales.

        Gold production decreased by 6.5% to 245,684 ounces in the first nine months of 2019 compared with 262,664 ounces in the first nine months of 2018 at the LaRonde mine, primarily due to the processing of lower gold grade ore. Production costs at the LaRonde mine were $165.1 million in the first nine months of 2019, a decrease of 5.3% compared with production costs of $174.4 million in the first nine months of 2018, driven primarily by the timing of inventory sales.

LaRonde Zone 5 mine

        At the LaRonde Zone 5 mine, gold production increased to 15,438 ounces in the third quarter of 2019 from 3,823 ounces in the third quarter of 2018. Ore from the LaRonde Zone 5 mine was processed continuously in the third quarter of 2019 compared to the one month in the third quarter of 2018. Production costs at the LaRonde Zone 5 mine, which represented the full quarter of mining and milling costs were $10.5 million in the third quarter of 2019, an increase of 70.2% compared with production costs of $6.1 million in the third quarter of 2018.

        Gold production increased to 44,596 ounces in the first nine months of 2019 from 8,424 ounces in the first nine months of 2018 at the LaRonde Zone 5 mine. Ore from the LaRonde Zone 5 mine was processed continuously in the first nine months of 2019 compared to the two months in the first nine months of 2018. Production costs at the LaRonde Zone 5 mine were $28.4 million in the first nine months of 2019 and $6.7 million in the first nine months of 2018. As the LaRonde Zone 5 mine achieved commercial production in June 2018, the first nine months of 2018 do not represent a comparable period.

Lapa mine

        Mining and processing operations at Lapa ended in December 2018. Closure activities for the underground infrastructure were completed in the first quarter of 2019. Surface work is currently ongoing by the site reclamation team.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2019

Goldex mine

        At the Goldex mine, gold production increased by 18.8% to 37,142 ounces in the third quarter of 2019, compared with 31,255 ounces in the third quarter of 2018, primarily due to higher gold grade ore and an increase in the tonnes of ore processed. Production costs at the Goldex mine were $20.3 million in the third quarter of 2019, an increase of 5.0% compared with production costs of $19.3 million in the third quarter of 2018, driven primarily by increased underground production and maintenance costs.

        Gold production increased by 18.1% to 105,921 ounces in the first nine months of 2019, compared with 89,659 ounces in the first nine months of 2018 at the Goldex mine, primarily due to higher gold grade ore and an increase in the tonnes of ore processed. Production costs at the Goldex mine were $59.6 million in the first nine months of 2019, an increase of 1.3% compared with production costs of $58.8 million in the first nine months of 2018, driven primarily by increased underground production and maintenance costs.

Meadowbank mine

        In the third quarter of 2019, the mine transitioned to the Amaruq satellite deposit which achieved commercial production on September 30, 2019. At the Meadowbank mine, gold production decreased by 28.4% to 48,870 ounces in the third quarter of 2019, which includes 33,134 ounces produced prior to the achievement of commercial production at the Amaruq satellite deposit, compared with 68,259 ounces in the third quarter of 2018, primarily due to lower gold grade ore and a decrease in the tonnes of ore processed. Production costs at the Meadowbank mine were $20.6 million in the third quarter of 2019, a decrease of 57.9% compared with production costs of $48.8 million in the third quarter of 2018, driven primarily by decreased open pit mining and milling costs.

        Gold production decreased by 30.4% to 131,829 ounces in the first nine months of 2019, which includes 35,281 ounces produced prior to the achievement of commercial production at the Amaruq satellite deposit, compared with 189,333 ounces in the first nine months of 2018 at the Meadowbank mine, primarily due to lower gold grade ore and a decrease in the tonnes of ore processed. Production costs at the Meadowbank mine were $104.2 million in the first nine months of 2019, a decrease of 37.5% compared with production costs of $166.8 million in the first nine months of 2018, driven primarily by decreased open pit mining and milling costs, partially offset by increased re-handling costs.

Meliadine mine

        The Meliadine mine achieved commercial production on May 14, 2019. In the third quarter of 2019, the Meliadine mine produced 78,093 ounces of gold and incurred production costs of $55.4 million.

        In the first nine months of 2019, the Meliadine mine produced 156,787 ounces of gold which includes 47,281 ounces produced prior to the achievement of commercial production. Production costs incurred during the first nine months of 2019 were $83.3 million.

Canadian Malartic mine

        Agnico Eagle and Yamana Gold Inc. ("Yamana") jointly acquired 100.0% of Osisko on June 16, 2014 by way of a statutory plan of arrangement (the "Osisko Arrangement"). As a result of the Osisko Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Canadian Malartic Corporation ("CMC") and the Canadian Malartic General Partnership ("the Partnership" or "Canadian Malartic GP" or "CMGP"), which holds the Canadian Malartic mine in northwestern Quebec.

        At the Canadian Malartic mine, attributable gold production decreased by 7.9% to 81,573 ounces in the third quarter of 2019, compared with 88,602 ounces in the third quarter of 2018, primarily due to the processing of lower gold grade ore, partially offset by an increase in the tonnes of ore processed. Attributable production

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2019

costs at the Canadian Malartic mine were $52.5 million in the third quarter of 2019, an increase of 3.5% compared with production costs of $50.7 million in the third quarter of 2018, driven primarily by the timing of inventory sales.

        Attributable gold production decreased by 5.4% to 249,554 ounces in the first nine months of 2019, compared with 263,868 ounces in the first nine months of 2018, primarily due to the processing of lower gold grade ore. Attributable production costs at the Canadian Malartic mine were $153.4 million in the first nine months of 2019, an increase of 3.2% compared with production costs of $148.6 million in the first nine months of 2018, driven primarily by decreased capitalized deferred stripping costs, partially offset by lower re-handling costs.

        On August 2, 2016, the Partnership, a general partnership jointly owned by the Company and Yamana, was served with a class action lawsuit filed in the Superior Court of Quebec with respect to allegations involving the Canadian Malartic mine. The complaint is in respect of "neighbourhood annoyances" arising from dust, noise, vibrations and blasts at the mine. The plaintiffs are seeking damages in an unspecified amount as well as punitive damages in the amount of C$20 million. The class action was certified in May 2017. In November 2017, a declaratory judgment was issued allowing the Partnership to settle individually with class members for 2017 under its Good Neighbor Guide (the "Guide"). In September 2018, the Superior Court introduced an annual revision of the ending date of the class action period and a mechanism for the partial exclusion of class members, allowing the residents to individually settle for a specific period (usually a calendar year) and to opt-out from the class action for such specific period. Both of these judgments were confirmed by the Court of Appeal and the class members will thus continue to have the option to benefit from the Guide. In January 2018, a judgment was rendered in favor of the Partnership, resulting in the removal from the class action of the pre-transaction period, spanning from August 2013 to June 16, 2014, during which the Canadian Malartic mine was not operated by the Partnership. The plaintiff did not seek leave to appeal this decision and rather added new allegations in an attempt to recapture the pre-transaction period. On July 19, 2019, the Court refused to add back the pre-transaction period based on these new allegations. An application for leave to appeal was filed by the plaintiff.

        On August 15, 2016, the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which had been filed under the Environment Quality Act (Quebec). A hearing related to an interlocutory injunction was completed on March 17, 2017 and a decision of the Superior Court of Quebec dismissed the injunction. An application for permanent injunction is currently pending. The Partnership has reviewed the injunction request, and filed a motion for the dismissal of the application for injunction.

        On June 1, 2017, the Partnership was served with an application for judicial review to obtain the annulment of a governmental decree. The Partnership is an impleaded party in the proceedings. The applicant seeks to obtain the annulment of a decree authorizing the expansion of the Canadian Malartic mine. Following a hearing on the merits in October 2018, the Superior Court dismissed the judicial review on May 13, 2019 and an application for leave to appeal was filed by the plaintiff on June 20, 2019 and allowed on September 19, 2019.

        On October 15, 2019, an agreement in principle was announced by the parties with respect to the class action, the permanent injunction and the judicial review proceedings. Conditional to the approval of the court, this agreement in principle includes: (i) the reopening of the 2013 to 2018 compensation periods of the Guide for the benefit of the residents who did not individually settle for these periods under the Guide; (ii) the implementation of a new C$1.5 to C$1.7 million renovation program for the benefit of property owners in the South sector, whether they are class members or not; (iii) the full and final release of the Partnership for the class action period; (iv) the current compensations under the Guide as a threshold for the three upcoming compensation years (2019 to 2021); and (v) the plaintiff's withdrawal from the injunction and the judicial review proceedings. The hearing with respect to this settlement has not been scheduled yet but is expected be held before the end of the year.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2019

        The Partnership believes it is unlikely that the settlement will not be approved by the court. It also believes it is unlikely that the annulment of the decree or the injunction will be granted, if the settlement is not approved. The Partnership expects that if the settlement were not approved, and the annulment or the injunction were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in anticipated future production.

        As part of ongoing stakeholder engagement, the Partnership is in discussions with four First Nations groups concerning a potential collaboration agreement, which will include a financial component. As with the Good Neighbour Guide and other community relations efforts at Canadian Malartic, the Partnership is working collaboratively with stakeholders to establish cooperative relationships that support the long-term potential of the mine.

Kittila mine

        At the Kittila mine, gold production increased by 24.0% to 61,343 ounces in the third quarter of 2019, compared with 49,459 ounces in the third quarter of 2018, primarily due to higher gold grade ore and an increase in the tonnes of ore being processed. Production costs at the Kittila mine were $44.4 million in the third quarter of 2019, an increase of 13.6% compared with production costs of $39.1 million in the third quarter of 2018, driven primarily by increased contractor and re-handling costs, partially offset by the weakening of the Euro relative to the US dollar between periods and decreased mill production costs.

        Gold production decreased by 6.4% to 130,756 ounces in the first nine months of 2019, compared with 139,626 ounces in the first nine months of 2018 at the Kittila mine, primarily due to a decrease in the tonnes of ore processed as a result of the planned mill shutdown for autoclave relining in the second quarter of 2019, partially offset by the processing of higher gold grade ore. Production costs at the Kittila mine were $104.1 million in the first nine months of 2019, a decrease of 13.7% compared with production costs of $120.6 million in the first nine months of 2018, driven primarily by the planned 58-day mill shutdown for autoclave relining, lower re-handling costs and the weakening of the Euro relative to the US dollar between periods, partially offset by increased underground development costs.

Pinos Altos mine

        At the Pinos Altos mine, gold production decreased by 24.9% to 34,832 ounces in the third quarter of 2019, compared with 46,405 ounces in the third quarter of 2018, primarily due to the processing of lower gold grade ore at the mill. Production costs at the Pinos Altos mine were $34.7 million in the third quarter of 2019, an increase of 2.8% compared with production costs of $33.7 million in the third quarter of 2018, driven primarily by increased underground mining costs as the mine transitioned into a predominantly underground mining operation, partially offset by decreased mill production costs and the weakening of the Mexican peso relative to the US dollar between periods.

        Gold production decreased by 9.5% to 119,302 ounces in the first nine months of 2019, compared with 131,887 ounces in the first nine months of 2018 at the Pinos Altos mine, primarily due to the processing of lower gold grade ore at the mill and a decrease in the tonnes of ore processed at the heap leach. Production costs at the Pinos Altos mine were $95.6 million in the first nine months of 2019, a decrease of 7.4% compared with production costs of $103.2 million in the first nine months of 2018, driven primarily by the timing of inventory sales, and decreased mill production and open pit mining costs, partially offset by increased underground mining costs as the mine transitioned into a predominantly underground mining operation.

Creston Mascota mine

        At the Creston Mascota mine, gold production increased by 19.6% to 9,596 ounces in the third quarter of 2019, compared with 8,024 ounces in the third quarter of 2018, primarily due to higher heap leach recoveries.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2019

Production costs at the Creston Mascota mine were $8.5 million in the third quarter of 2019, an increase of 2.6% compared with production costs of $8.3 million in the third quarter of 2018, driven primarily by increased open pit mining costs, partially offset by the timing of inventory sales.

        Gold production increased by 44.3% to 41,461 ounces in the first nine months of 2019, compared with 28,728 ounces in the first nine months of 2018 at the Creston Mascota mine, primarily due to the processing of higher gold grade ore at the heap leach. In addition, certain tonnes of higher gold grade from the Bravo deposit were processed at the Pinos Altos mill to increase the recovery of gold ounces in the second quarter of 2019. Production costs at the Creston Mascota mine were $27.4 million in the first nine months of 2019, a decrease of 2.9% compared with production costs of $28.2 million in the first nine months of 2018, driven primarily by the timing of inventory sales, partially offset by increased open pit mining costs.

La India mine

        At the La India mine, gold production decreased by 32.1% to 18,386 ounces in the third quarter of 2019, compared with 27,074 ounces in the third quarter of 2018, primarily due to a decrease in the tonnes of ore processed at the heap leach. Production costs at the La India mine were $15.1 million in the third quarter of 2019, a decrease of 16.8% compared with production costs of $18.1 million in the third quarter of 2018, driven primarily by the timing of inventory sales.

        Gold production decreased by 18.0% to 61,574 ounces in the first nine months of 2019, compared with 75,049 ounces in the first nine months of 2018, primarily due to a decrease in the tonnes of ore processed at the heap leach. Production costs at the La India mine were $48.9 million in the first nine months of 2019, a decrease of 4.7% compared with production costs of $51.3 million in the first nine months of 2018, driven primarily by the timing of inventory sales.

Liquidity and Capital Resources

        As at September 30, 2019, the Company's cash and cash equivalents and short-term investments totaled $265.2 million compared with $307.9 million as at December 31, 2018. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to reduce risks associated with these investments. Such investments with remaining maturities of greater than three months and less than one year at the time of purchase are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.

        Working capital (current assets less current liabilities) decreased to $337.3 million as at September 30, 2019 compared with $711.0 million as at December 31, 2018 primarily due to decreased cash and cash equivalents as a result of capital spending at the Company's Nunavut projects and the reclassification to current liabilities of the portion of the Company's long-term debt due within one year.

        Subject to various risks and uncertainties, the Company believes it will generate sufficient cash flow from operations and has adequate cash and debt facilities available to finance its current operations, contractual obligations and planned capital expenditure and exploration programs.

Operating Activities

        Cash provided by operating activities increased to $349.2 million in the third quarter of 2019 compared with $137.6 million in the third quarter of 2018 primarily due to a higher realized gold price and more favourable working capital changes between periods.

        Cash provided by operating activities increased to $624.2 million in the first nine months of 2019 compared with $465.4 million in the first nine months of 2018 primarily due to a higher realized gold price and more favourable working capital changes between periods.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2019

Investing Activities

        Cash used in investing activities decreased to $245.8 million in the third quarter of 2019 compared with $311.9 million in the third quarter of 2018 primarily due to a $57.9 million decrease in capital expenditures between periods. The decrease in capital expenditures between periods is mainly attributable to a decrease in construction expenditures related to the Meliadine mine which achieved commercial production in May 2019.

        In the third quarter of 2019, the Company purchased $0.9 million in equity securities and other investments compared with $1.1 million in the third quarter of 2018. The Company's equity securities and other investments consist primarily of investments in common shares and financial instruments of entities in the mining industry.

        Cash used in investing activities decreased to $706.7 million in the first nine months of 2019 compared with $868.0 million in the first nine months of 2018 primarily due to an asset acquisition for $162.5 million in the prior period and a $60.0 million decrease in capital expenditures between periods, partially offset by a $32.2 million decrease in proceeds from the sale of property, plant and mine development between periods. The decrease in capital expenditures between periods is mainly attributable to a decrease in construction expenditures related to the Meliadine mine which achieved commercial production in May 2019.

        In the first nine months of 2019, the Company purchased $29.7 million in equity securities and other investments compared with $8.7 million in the first nine months of 2018. In the first nine months of 2019, the Company received net proceeds of $7.8 million from the sale of equity securities compared with $16.4 million in the first nine months of 2018.

Financing Activities

        Cash provided by financing activities increased to $37.2 million in the third quarter of 2019 compared with cash used in financing activities of $14.0 million in the third quarter of 2018 primarily due to a $54.9 million increase in proceeds from stock option plan exercises between periods.

        Cash provided by financing activities decreased to $38.7 million in the first nine months of 2019 compared with $292.2 million in the first nine months of 2018 primarily due to a $350.0 million decrease in notes issuances, partially offset by a $107.0 million increase in proceeds from stock option plan exercises between periods.

        The Company issued common shares for net proceeds of $63.2 million in the third quarter of 2019 and $8.1 million in the third quarter of 2018 attributable to employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan. Net proceeds from the issuance of common shares amounted to $144.8 million in the first nine months of 2019 and $36.7 million in the first nine months of 2018 attributable to employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan.

        On July 24, 2019, Agnico Eagle declared a quarterly cash dividend of $0.125 per common share paid on September 16, 2019 to holders of record of the common shares of the Company on August 30, 2019. Agnico Eagle has declared a cash dividend every year since 1983. In the third quarter of 2019, the Company paid dividends of $22.0 million, an increase of $0.9 million compared to $21.1 million paid in the third quarter of 2018. In the first nine months of 2019, the Company paid dividends of $71.2 million, an increase of $8.1 million compared to $63.1 million paid in the first nine months of 2018. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

        Repayments of lease obligations of $3.7 million in the third quarter of 2019 increased compared to $0.8 million in the third quarter of 2018 due to the adoption of IFRS 16 on January 1, 2019. Repayments of lease obligations of $10.5 million in the first nine months of 2019 increased compared to $2.6 million in the first nine months of 2018 due to the adoption of IFRS 16 on January 1, 2019. Prior to the adoption of IFRS 16, leases

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2019

were classified as either finance or operating leases. Payments made under operating leases were recognized as an expense in the statement of income and through operating activities in the statement of cash flows. Upon adoption of IFRS 16, the Company applied a single recognition and measurement approach for all leases where it is the lessee, except for short-term leases and leases of low value assets. Leases are recognized on the balance sheet as a right-of-use asset and a corresponding liability. The principal amount of lease payments in each period are recorded in financing activities in the statement of cash flows. For more information please see Note 10 in the Company's condensed interim consolidated financial statements.

        On December 14, 2018, the Company amended its $1.2 billion Credit Facility (the "Credit Facility") to extend the maturity date from June 22, 2022 to June 22, 2023. Credit Facility availability is reduced by outstanding letters of credit. As at September 30, 2019, $1,200.0 million was available for future drawdown under the Credit Facility.

        On June 29, 2016, the Company entered into a standby letter of credit facility with a financial institution providing for a C$100.0 million uncommitted letter of credit facility (the "Third LC Facility"). Letters of credit issued under the Third LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. The obligations of the Company under the Third LC Facility are guaranteed by certain of its subsidiaries. As at September 30, 2019, the aggregate undrawn face amount of letters of credit under the Third LC Facility amounted to $49.8 million.

        On September 23, 2015, the Company entered into a standby letter of credit facility with a financial institution providing for a C$150.0 million uncommitted letter of credit facility (as amended, the "Second LC Facility"). The Second LC Facility may be used by the Company to support the reclamation obligations of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest or the performance obligations (other than with respect to indebtedness for borrowed money) of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest that are not directly related to reclamation obligations. Payment and performance of the Company's obligations under the Second LC Facility are supported by an account performance security guarantee issued by Export Development Canada in favour of the lender. As at September 30, 2019, the aggregate undrawn face amount of letters of credit under the Second LC Facility amounted to $102.1 million.

        On July 31, 2015, the Company amended its credit agreement with another financial institution relating to its uncommitted letter of credit facility (as amended, the "First LC Facility"). Effective September 27, 2016, the amount available under the First LC Facility was increased to C$350.0 million. The obligations of the Company under the First LC Facility are guaranteed by certain of its subsidiaries. The First LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at September 30, 2019, the aggregate undrawn face amount of letters of credit under the First LC Facility amount to $191.2 million.

        The Company was in compliance with all covenants contained in the Credit Facility, First LC Facility, Second LC Facility, Third LC Facility and the $1,735.0 million guaranteed senior unsecured notes as at September 30, 2019.

Risk Profile

        The Company is subject to significant risks, including but not limited to fluctuations in commodity prices, foreign exchange rates and other risks due to the inherent nature of the business of exploration, development and mining of properties with precious metals. Changes in economic conditions and volatile financial markets may have a significant impact on Agnico Eagle's cost and availability of financing and overall liquidity. The volatility in gold, silver, zinc and copper prices directly affects Agnico Eagle's revenues, earnings and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates impact production costs. For a more comprehensive discussion of these inherent risks, see "Risk Factors" in our Form 40-F/Annual

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2019

Information Form for the year ended December 31, 2018 on file with the SEC and Canadian provincial securities regulatory authorities.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

        The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") and disclosure controls and procedures ("DC&P").

        ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management has used the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company's ICFR.

        DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company's management to allow timely decisions regarding required disclosure.

        Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be disclosed in the Company's annual and interim filings and other reports filed under securities legislation, is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

        There have been no significant changes in the Company's internal control over financial reporting in the third quarter of 2019 that have materially affected, or are reasonably likely to materially affect, the reliability of financial reporting.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2019

Non-GAAP Financial Performance Measures

        This MD&A presents certain financial performance measures, including adjusted net income, total cash costs per ounce of gold produced (on both a by-product and co-product basis), minesite costs per tonne and all-in sustaining costs per ounce of gold produced (on both a by-product and co-product basis), that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS.

Adjusted Net Income

        Adjusted net income is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting net income as recorded in the condensed interim consolidated statements of income for non-recurring, unusual and other items. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing operations and is useful in making comparisons between periods. Adjusted net income is intended to provide investors with information about the Company's continuing income generating capabilities. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS. The Company does not exclude stock-based compensation expense in its calculation of adjusted net income. Stock option expense for the three months ended September 30, 2019 was $3.4 million (three months ended September 30, 2018 — $3.9 million). Stock option expense for the nine months ended September 30, 2019 was $12.9 million (nine months ended September 30, 2018 — $15.5 million).

	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2019	2018	2019	2018
Net income for the period	$76,667	$17,053	$141,471	$66,955
Foreign currency translation (gain) loss	(1,347)	(1,056)	4,990	(666)
Loss (gain) on derivative financial instruments	2,378	(8,143)	(10,296)	(5,009)
Income and mining taxes adjustments(i)	5,994	(7,724)	1,937	124
Other(ii)	3,760	1,051	3,988	(23,368)

Adjusted net income for the period	$87,452	$1,181	$142,090	$38,036

Net income per share — basic	$0.32	$0.07	$0.60	$0.29
Net income per share — diluted	$0.32	$0.07	$0.60	$0.29
Adjusted net income per share — basic	$0.37	$0.01	$0.60	$0.16
Adjusted net income per share — diluted	$0.36	$0.01	$0.60	$0.16

Notes:

(i)
Income and mining tax adjustments reflect foreign currency translation recorded to the income and mining taxes expense, recognition of previously unrecognized capital losses, the result of income and mining tax audits, impact of tax law changes and reflective adjustments to prior period operating results.

(ii)
The Company includes certain adjustments in "Other" to the extent that management believes that these items are not reflective of the underlying performance of the Company's core operating business. Examples of items historically included in "Other" include changes in estimates of asset retirement obligations at closed sites and gains and losses on the disposal of assets.

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

        The Company believes that total cash costs per ounce of gold produced and minesite costs per tonne are realistic indicators of operating performance and facilitate period over period comparisons. However, both of these non-GAAP generally accepted industry measures should be considered together with other data prepared

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2019

in accordance with IFRS. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

        Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges and other adjustments associated with the production and sale of by-product metals. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash cost per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

        Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

        Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company's revenues are gold revenues, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, and (iv) it is a method used by management and the Board to monitor operations.

        Minesite costs per tonne is calculated by adjusting production costs as shown in the condensed interim consolidated statements of income for inventory production costs and other adjustments and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations. Management also uses minesite costs per tonne to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable, the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in production levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2019

        The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the condensed interim consolidated statements of income in accordance with IFRS.

Total Production Costs by Mine

(thousands of United States dollars)	Three Months Ended September 30, 2019	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018
LaRonde mine	$54,465	$46,519	$165,055	$174,363
LaRonde Zone 5 mine	10,460	6,144	28,408	6,665
Lapa mine	—	6,044	2,844	17,329
Goldex mine	20,263	19,299	59,589	58,826
Meadowbank mine	20,551	48,844	104,207	166,817
Meliadine mine	55,376	—	83,263	—
Canadian Malartic mine(i)	52,533	50,736	153,433	148,613
Kittila mine	44,447	39,142	104,080	120,617
Pinos Altos mine	34,652	33,714	95,572	103,156
Creston Mascota mine	8,544	8,327	27,382	28,204
La India mine	15,055	18,093	48,903	51,293

Production costs per the condensed interim consolidated statements of income	$316,346	$276,862	$872,736	$875,883

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii) by Mine

(thousands of United States dollars, except as noted)

LaRonde mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2019		Three Months Ended September 30, 2018		Nine Months Ended September 30, 2019		Nine Months Ended September 30, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		91,664		88,353		245,684		262,664
Production costs	$54,465	$594	$46,519	$527	$165,055	$672	$174,363	$664
Inventory and other adjustments(iv)	3,701	41	8,724	98	4,400	18	(9,143)	(35)

Cash operating costs (co-product basis)	$58,166	$635	$55,243	$625	$169,455	$690	$165,220	$629
By-product metal revenues	(16,519)	(181)	(9,871)	(111)	(51,241)	(209)	(48,083)	(183)

Cash operating costs (by-product basis)	$41,647	$454	$45,372	$514	$118,214	$481	$117,137	$446

LaRonde mine Per Tonne(iii)	Three Months Ended September 30, 2019				Three Months Ended September 30, 2018				Nine Months Ended September 30, 2019				Nine Months Ended September 30, 2018
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				543				555				1,552				1,593
Production costs		$54,465		$100		$46,519		$84		$165,055		$106		$174,363		$109
Production costs (C$)	C$	72,121	C$	133	C$	60,780	C$	110	C$	219,391	C$	141	C$	222,803	C$	140
Inventory and other adjustments (C$)(v)		(6,888)		(13)		5,958		10		(26,086)		(16)		(31,362)		(20)

Minesite operating costs (C$)	C$	65,233	C$	120	C$	66,738	C$	120	C$	193,305	C$	125	C$	191,441	C$	120

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2019

LaRonde Zone 5 mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2019		Three Months Ended September 30, 2018		Nine Months Ended September 30, 2019		Nine Months Ended September 30, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		15,438		3,823		44,596		8,424
Production costs	$10,460	$678	$6,144	$1,607	$28,408	$637	$6,665	$791
Inventory and other adjustments(iv)	(348)	(23)	(2,709)	(708)	3,146	71	432	52

Cash operating costs (co-product basis)	$10,112	$655	$3,435	$899	$31,554	$708	$7,097	$843
By-product metal revenues	(32)	(2)	(7)	(2)	(108)	(3)	(7)	(1)

Cash operating costs (by-product basis)	$10,080	$653	$3,428	$897	$31,446	$705	$7,090	$842

LaRonde Zone 5 mine Per Tonne(iii)	Three Months Ended September 30, 2019				Three Months Ended September 30, 2018				Nine Months Ended September 30, 2019				Nine Months Ended September 30, 2018
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				221				54				643				110
Production costs		$10,460		$47		$6,144		$114		$28,408		$44		$6,665		$61
Production costs (C$)	C$	13,858	C$	63	C$	8,001	C$	148	C$	37,743	C$	59	C$	8,682	C$	79
Inventory and other adjustments (C$)(v)		(484)		(3)		(3,427)		(63)		4,193		6		675		6

Minesite operating costs (C$)	C$	13,374	C$	60	C$	4,574	C$	85	C$	41,936	C$	65	C$	9,357	C$	85

Lapa mine Per Ounce of Gold Produced(ii)(vi)	Three Months Ended September 30, 2019		Three Months Ended September 30, 2018		Nine Months Ended September 30, 2019		Nine Months Ended September 30, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		—		10,464		—		26,719
Production costs	$—	$—	$6,044	$578	$2,844	$—	$17,329	$649
Inventory and other adjustments(iv)	—	—	5,066	484	(2,844)	—	7,160	268

Cash operating costs (co-product basis)	$—	$—	$11,110	$1,062	$—	$—	$24,489	$917
By-product metal revenues	—	—	(4)	(1)	—	—	(13)	(1)

Cash operating costs (by-product basis)	$—	$—	$11,106	$1,061	$—	$—	$24,476	$916

Lapa mine Per Tonne(iii)	Three Months Ended September 30, 2019				Three Months Ended September 30, 2018				Nine Months Ended September 30, 2019				Nine Months Ended September 30, 2018
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				—				116				—				242
Production costs		$—		$—		$6,044		$52		$2,844		$—		$17,329		$72
Production costs (C$)	C$	—	C$	—	C$	7,771	C$	67	C$	3,723	C$	—	C$	22,166	C$	92
Inventory and other adjustments (C$)(v)		—		—		6,535		56		(3,723)		—		9,196		38

Minesite operating costs (C$)	C$	—	C$	—	C$	14,306	C$	123	C$	—	C$	—	C$	31,362	C$	130

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2019

Goldex mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2019		Three Months Ended September 30, 2018		Nine Months Ended September 30, 2019		Nine Months Ended September 30, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		37,142		31,255		105,921		89,659
Production costs	$20,263	$546	$19,299	$617	$59,589	$563	$58,826	$656
Inventory and other adjustments(iv)	131	3	(187)	(6)	262	2	(163)	(2)

Cash operating costs (co-product basis)	$20,394	$549	$19,112	$611	$59,851	$565	$58,663	$654
By-product metal revenues	(11)	—	(5)	—	(21)	—	(19)	—

Cash operating costs (by-product basis)	$20,383	$549	$19,107	$611	$59,830	$565	$58,644	$654

Goldex mine Per Tonne(iii)	Three Months Ended September 30, 2019				Three Months Ended September 30, 2018				Nine Months Ended September 30, 2019				Nine Months Ended September 30, 2018
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				712				616				2,101				1,914
Production costs		$20,263		$28		$19,299		$31		$59,589		$28		$58,826		$31
Production costs (C$)	C$	26,776	C$	38	C$	25,157	C$	41	C$	79,133	C$	38	C$	75,712	C$	40
Inventory and other adjustments (C$)(v)		214		—		(99)		—		455		—		225		—

Minesite operating costs (C$)	C$	26,990	C$	38	C$	25,058	C$	41	C$	79,588	C$	38	C$	75,937	C$	40

Meadowbank mine Per Ounce of Gold Produced(ii)(vii)	Three Months Ended September 30, 2019		Three Months Ended September 30, 2018		Nine Months Ended September 30, 2019		Nine Months Ended September 30, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		15,736		68,259		96,548		189,333
Production costs	$20,551	$1,306	$48,844	$716	$104,207	$1,079	$166,817	$881
Inventory and other adjustments(iv)	(3,700)	(235)	(945)	(14)	(7,431)	(77)	(5,592)	(29)

Cash operating costs (co-product basis)	$16,851	$1,071	$47,899	$702	$96,776	$1,002	$161,225	$852
By-product metal revenues	(558)	(36)	(514)	(8)	(1,118)	(11)	(2,314)	(13)

Cash operating costs (by-product basis)	$16,293	$1,035	$47,385	$694	$95,658	$991	$158,911	$839

Meadowbank mine Per Tonne(iii)(viii)	Three Months Ended September 30, 2019				Three Months Ended September 30, 2018				Nine Months Ended September 30, 2019				Nine Months Ended September 30, 2018
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				364				888				1,672				2,562
Production costs		$20,551		$56		$48,844		$55		$104,207		$62		$166,817		$65
Production costs (C$)	C$	27,743	C$	76	C$	64,489	C$	73	C$	138,973	C$	83	C$	214,629	C$	84
Inventory and other adjustments (C$)(v)		(5,047)		(14)		474		—		(7,698)		(4)		(5,153)		(2)

Minesite operating costs (C$)	C$	22,696	C$	62	C$	64,963	C$	73	C$	131,275	C$	79	C$	209,476	C$	82

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2019

Meliadine mine Per Ounce of Gold Produced(ii)(ix)	Three Months Ended September 30, 2019		Three Months Ended September 30, 2018		Nine Months Ended September 30, 2019		Nine Months Ended September 30, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		78,093		—		109,506		—
Production costs	$55,376	$709	$—	$—	$83,263	$760	$—	$—
Inventory and other adjustments(iv)	2,845	37	—	—	1,679	16	—	—

Cash operating costs (co-product basis)	$58,221	$746	$—	$—	$84,942	$776	$—	$—
By-product metal revenues	—	—	—	—	(18)	—	—	—

Cash operating costs (by-product basis)	$58,221	$746	$—	$—	$84,924	$776	$—	$—

Meliadine mine Per Tonne(iii)(x)	Three Months Ended September 30, 2019				Three Months Ended September 30, 2018				Nine Months Ended September 30, 2019				Nine Months Ended September 30, 2018
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				312				—				447				—
Production costs		$55,376		$177		$—		$—		$83,263		$186		$—		$—
Production costs (C$)	C$	73,018	C$	234	C$	—	C$	—	C$	110,085	C$	246	C$	—	C$	—
Inventory and other adjustments (C$)(v)		3,790		12		—		—		2,759		6		—		—

Minesite operating costs (C$)	C$	76,808	C$	246	C$	—	C$	—	C$	112,844	C$	252	C$	—	C$	—

Canadian Malartic mine Per Ounce of Gold Produced(i)(ii)	Three Months Ended September 30, 2019		Three Months Ended September 30, 2018		Nine Months Ended September 30, 2019		Nine Months Ended September 30, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		81,573		88,602		249,554		263,868
Production costs	$52,533	$644	$50,736	$573	$153,433	$615	$148,613	$563
Inventory and other adjustments(iv)	(755)	(9)	1,632	18	347	1	3,846	15

Cash operating costs (co-product basis)	$51,778	$635	$52,368	$591	$153,780	$616	$152,459	$578
By-product metal revenues	(1,645)	(20)	(1,652)	(19)	(4,673)	(19)	(5,198)	(20)

Cash operating costs (by-product basis)	$50,133	$615	$50,716	$572	$149,107	$597	$147,261	$558

Canadian Malartic mine Per Tonne(i)(iii)	Three Months Ended September 30, 2019				Three Months Ended September 30, 2018				Nine Months Ended September 30, 2019				Nine Months Ended September 30, 2018
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				2,645				2,557				7,804				7,700
Production costs		$52,533		$20		$50,736		$20		$153,433		$20		$148,613		$19
Production costs (C$)	C$	70,590	C$	27	C$	65,891	C$	26	C$	204,182	C$	26	C$	191,194	C$	25
Inventory and other adjustments (C$)(v)		(775)		(1)		2,134		—		931		—		5,212		—

Minesite operating costs (C$)	C$	69,815	C$	26	C$	68,025	C$	26	C$	205,113	C$	26	C$	196,406	C$	25

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2019

Kittila mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2019		Three Months Ended September 30, 2018		Nine Months Ended September 30, 2019		Nine Months Ended September 30, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		61,343		49,459		130,756		139,626
Production costs	$44,447	$725	$39,142	$791	$104,080	$796	$120,617	$864
Inventory and other adjustments(iv)	33	—	1,117	23	(8,794)	(67)	1,910	14

Cash operating costs (co-product basis)	$44,480	$725	$40,259	$814	$95,286	$729	$122,527	$878
By-product metal revenues	(17)	—	(44)	(1)	(149)	(1)	(154)	(2)

Cash operating costs (by-product basis)	$44,463	$725	$40,215	$813	$95,137	$728	$122,373	$876

Kittila mine Per Tonne(iii)	Three Months Ended September 30, 2019		Three Months Ended September 30, 2018		Nine Months Ended September 30, 2019		Nine Months Ended September 30, 2018
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)		507		474		1,123		1,365
Production costs	$44,447	$88	$39,142	$83	$104,080	$93	$120,617	$88
Production costs (€)	€39,959	€79	€33,643	€71	€92,757	€83	€101,480	€74
Inventory and other adjustments (€)(v)	(259)	(1)	526	1	(8,429)	(8)	955	1

Minesite operating costs (€)	€39,700	€78	€34,169	€72	€84,328	€75	€102,435	€75

Pinos Altos mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2019		Three Months Ended September 30, 2018		Nine Months Ended September 30, 2019		Nine Months Ended September 30, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		34,832		46,405		119,302		131,887
Production costs	$34,652	$995	$33,714	$727	$95,572	$801	$103,156	$782
Inventory and other adjustments(iv)	649	18	(28)	(1)	2,885	24	(2,335)	(18)

Cash operating costs (co-product basis)	$35,301	$1,013	$33,686	$726	$98,457	$825	$100,821	$764
By-product metal revenues	(9,353)	(268)	(8,969)	(193)	(26,500)	(222)	(27,019)	(204)

Cash operating costs (by-product basis)	$25,948	$745	$24,717	$533	$71,957	$603	$73,802	$560

Pinos Altos mine Per Tonne(iii)	Three Months Ended September 30, 2019		Three Months Ended September 30, 2018		Nine Months Ended September 30, 2019		Nine Months Ended September 30, 2018
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		519		508		1,495		1,630
Production costs	$34,652	$67	$33,714	$66	$95,572	$64	$103,156	$63
Inventory and other adjustments(v)	393	—	(104)	—	2,081	1	(2,575)	(1)

Minesite operating costs	$35,045	$67	$33,610	$66	$97,653	$65	$100,581	$62

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2019

Creston Mascota mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2019		Three Months Ended September 30, 2018		Nine Months Ended September 30, 2019		Nine Months Ended September 30, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		9,596		8,024		41,461		28,728
Production costs	$8,544	$890	$8,327	$1,038	$27,382	$660	$28,204	$982
Inventory and other adjustments(iv)	448	47	447	55	100	3	730	25

Cash operating costs (co-product basis)	$8,992	$937	$8,774	$1,093	$27,482	$663	$28,934	$1,007
By-product metal revenues	(2,586)	(269)	(784)	(97)	(8,097)	(195)	(3,581)	(125)

Cash operating costs (by-product basis)	$6,406	$668	$7,990	$996	$19,385	$468	$25,353	$882

Creston Mascota mine Per Tonne(iii)	Three Months Ended September 30, 2019		Three Months Ended September 30, 2018		Nine Months Ended September 30, 2019		Nine Months Ended September 30, 2018
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		284		309		973		1,039
Production costs	$8,544	$30	$8,327	$27	$27,382	$28	$28,204	$27
Inventory and other adjustments(v)	316	1	262	1	(591)	—	372	—

Minesite operating costs	$8,860	$31	$8,589	$28	$26,791	$28	$28,576	$27

La India mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2019		Three Months Ended September 30, 2018		Nine Months Ended September 30, 2019		Nine Months Ended September 30, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		18,386		27,074		61,574		75,049
Production costs	$15,055	$819	$18,093	$668	$48,903	$794	$51,293	$683
Inventory and other adjustments(iv)	1,501	81	1,061	39	2,106	34	1,842	25

Cash operating costs (co-product basis)	$16,556	$900	$19,154	$707	$51,009	$828	$53,135	$708
By-product metal revenues	(526)	(28)	(606)	(22)	(1,771)	(28)	(1,982)	(26)

Cash operating costs (by-product basis)	$16,030	$872	$18,548	$685	$49,238	$800	$51,153	$682

La India mine Per Tonne(iii)	Three Months Ended September 30, 2019		Three Months Ended September 30, 2018		Nine Months Ended September 30, 2019		Nine Months Ended September 30, 2018
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		1,102		1,426		3,998		4,677
Production costs	$15,055	$14	$18,093	$13	$48,903	$12	$51,293	$11
Inventory and other adjustments(v)	1,285	1	816	—	698	—	1,129	—

Minesite operating costs	$16,340	$15	$18,909	$13	$49,601	$12	$52,422	$11

Notes:

(i)
The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(ii)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges and other adjustments and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges and other adjustments associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2019

  mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. This measure is calculated by adjusting production costs as shown in the condensed interim consolidated statements of income for inventory production costs and other adjustments and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced measure can be affected by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(iv)
Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments are represented by the inclusion of smelting, refining and marketing charges and exclusion of charges not directly associated with the production of minerals.

(v)
This inventory and other adjustment reflect production costs associated with the portion of production still in inventory, the addition of smelting, refining and marketing charges to production costs, and exclusion of charges not directly associated with the production of minerals.

(vi)
Mining and processing operations at the Lapa mine ended in December 2018. The Lapa mine's cost calculations per ounce of gold produced for the nine months ended September 30, 2019 exclude 5 ounces of payable gold production, which were recovered as a result of final refining reconciliation.

(vii)
The Meadowbank mine's cost calculations per ounce of gold produced for the three and nine months ended September 30, 2019 exclude 33,134 and 35,281 ounces of payable gold production, respectively, which were produced prior to the achievement of commercial production at the Amaruq satellite deposit on September 30, 2019.

(viii)
The Meadowbank mine's cost calculations per tonne for the three and nine months ended September 30, 2019 exclude 330,332 and 369,519 tonnes, respectively, which were processed prior to the achievement of commercial production at the Amaruq satellite deposit on September 30, 2019.

(ix)
The Meliadine mine's cost calculations per ounce of gold produced for the nine months ended September 30, 2019 exclude 47,281 ounces of payable gold production which were produced prior to the achievement of commercial production on May 14, 2019.

(x)
The Meliadine mine's cost calculations per tonne for the nine months ended September 30, 2019 exclude 263,749 tonnes which were processed prior to the achievement of commercial production on May 14, 2019.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2019

All-in Sustaining Costs per Ounce of Gold Produced

        The World Gold Council ("WGC") is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018. Adoption of the all-in sustaining cost metric is voluntary and all-in sustaining costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

        All-in sustaining costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). All-in sustaining costs per ounce of gold produced on a by-product basis is calculated as the aggregate of total cash costs per ounce of gold produced on a by-product basis and sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), non-cash reclamation provision expense and sustaining leases per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made to total cash costs per ounce of gold produced. The calculation of all-in sustaining costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

        The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for the three and nine months ended September 30, 2019 and September 30, 2018 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2019

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold produced, except where noted)	Three Months Ended September 30, 2019	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018
Production costs per the condensed interim consolidated statements of income (thousands of United States dollars)	$316,346	$276,862	$872,736	$875,883

Adjusted gold production (ounces)(i)(ii)(iii)	443,803	421,718	1,204,902	1,215,957

Production costs per ounce of adjusted gold production	$713	$657	$724	$720
Adjustments:
Inventory and other adjustments(iv)	10	33	(3)	(1)

Total cash costs per ounce of gold produced (co-product basis)(v)	$723	$690	$721	$719
By-product metal revenues	(70)	(53)	(78)	(72)

Total cash costs per ounce of gold produced (by-product basis)(v)	$653	$637	$643	$647

Adjustments:
Sustaining capital expenditures (including capitalized exploration)	179	139	174	157
General and administrative expenses (including stock options)	62	70	71	77
Non-cash reclamation provision, sustaining leases and other	9	2	10	4

All-in sustaining costs per ounce of gold produced (by-product basis)	$903	$848	$898	$885

By-product metal revenues	70	53	78	72

All-in sustaining costs per ounce of gold produced (co-product basis)	$973	$901	$976	$957

Notes:

(i)
Mining and processing operations at the Lapa mine ended in December 2018. Adjusted gold production for the nine months ended September 30, 2019 excludes 5 ounces of payable gold production at the Lapa mine which were recovered as a result of final refining reconciliation.

(ii)
Adjusted gold production for the three and nine months ended September 30, 2019 excludes 33,134 and 35,281 ounces of payable gold production at the Meadowbank mine, respectively, which were produced prior to the achievement of commercial production at the Amaruq satellite deposit on September 30, 2019.

(iii)
Adjusted gold production for the nine months ended September 30, 2019 excludes 47,281 ounces of payable gold production at the Meliadine mine, which were produced prior to the achievement of commercial production on May 14, 2019.

(iv)
Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon transfer of control over metals sold to the customer. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments are represented by the inclusion of smelting, refining and marketing charges and exclusion of charges not directly associated with the production of minerals.

(v)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product metal revenues, inventory production costs or smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2019

  gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges and other adjustments associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Operating margin(i) by mine:
Northern Business
LaRonde mine	$93,223	$65,405	$225,327	$229,682
LaRonde Zone 5 mine	12,238	2,402	26,199	2,736
Lapa mine	—	1,467	2,033	8,059
Goldex mine	33,197	17,837	83,287	54,575
Meadowbank mine	9,227	32,816	37,501	84,010
Meliadine mine	50,323	—	65,356	—
Canadian Malartic mine(ii)	70,263	58,478	185,124	188,419
Kittila mine	44,696	19,115	78,140	57,736
Southern Business
Pinos Altos mine	30,003	29,072	91,383	95,911
Creston Mascota mine	12,203	1,660	38,181	12,609
La India mine	11,240	13,569	36,526	43,780

Total operating margin(i)	366,613	241,821	869,057	777,517

Amortization of property, plant and mine development	143,293	143,859	395,738	416,698
Exploration, corporate and other	83,864	79,502	238,522	232,598

Income before income and mining taxes	139,456	18,460	234,797	128,221
Income and mining taxes expense	62,789	1,407	93,326	61,266

Net income for the period	$76,667	$17,053	$141,471	$66,955

Net income per share — basic (US$)	$0.32	$0.07	$0.60	$0.29
Net income per share — diluted (US$)	$0.32	$0.07	$0.60	$0.29
Cash flows:
Cash provided by operating activities	$349,233	$137,573	$624,224	$465,366
Cash used in investing activities	$(245,829)	$(311,870)	$(706,673)	$(867,992)
Cash provided by (used in) financing activities	$37,249	$(13,952)	$38,701	$292,198
Realized prices (US$):
Gold (per ounce)	$1,480	$1,204	$1,374	$1,277
Silver (per ounce)	$17.46	$14.20	$16.00	$15.82
Zinc (per tonne)	$2,415	$2,615	$2,639	$3,167
Copper (per tonne)	$5,569	$5,900	$5,871	$6,661

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Payable production(iii):
Gold (ounces):
Northern Business
LaRonde mine	91,664	88,353	245,684	262,664
LaRonde Zone 5 mine	15,438	3,823	44,596	8,424
Lapa mine	—	10,464	5	26,719
Goldex mine	37,142	31,255	105,921	89,659
Meadowbank mine	48,870	68,259	131,829	189,333
Meliadine mine	78,093	—	156,787	—
Canadian Malartic mine(ii)	81,573	88,602	249,554	263,868
Kittila mine	61,343	49,459	130,756	139,626
Southern Business
Pinos Altos mine	34,832	46,405	119,302	131,887
Creston Mascota mine	9,596	8,024	41,461	28,728
La India mine	18,386	27,074	61,574	75,049

Total gold (ounces)	476,937	421,718	1,287,469	1,215,957

Silver (thousands of ounces):
Northern Business
LaRonde mine	227	234	620	835
LaRonde Zone 5 mine	2	1	7	1
Lapa mine	—	—	1	1
Goldex mine	—	—	1	1
Meadowbank mine	29	35	71	143
Meliadine mine	6	—	11	—
Canadian Malartic mine(ii)	102	110	307	333
Kittila mine	4	3	10	9
Southern Business
Pinos Altos mine	517	658	1,642	1,737
Creston Mascota mine	134	59	483	227
La India mine	27	44	106	126

Total silver (thousands of ounces)	1,048	1,144	3,259	3,413

Zinc (tonnes)	3,475	872	10,716	4,696
Copper (tonnes)	958	1,026	2,468	3,279

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	90,867	86,292	256,501	282,985
LaRonde Zone 5 mine	15,368	7,155	39,762	7,838
Lapa mine	—	6,335	3,777	20,234
Goldex mine	36,488	30,884	105,028	88,873
Meadowbank mine	52,211	67,153	137,686	194,404
Meliadine mine	71,407	—	131,962	—
Canadian Malartic mine(ii)(iv)	77,595	84,303	232,241	246,268
Kittila mine	60,020	48,340	131,845	139,878
Southern Business
Pinos Altos mine	37,535	44,714	119,490	134,727
Creston Mascota mine	12,285	7,795	43,295	29,183
La India mine	17,385	26,005	62,314	73,397

Total gold (ounces)	471,161	408,976	1,263,901	1,217,787

Silver (thousands of ounces):
Northern Business
LaRonde mine	212	225	619	836
LaRonde Zone 5 mine	2	1	7	1
Lapa mine	—	—	2	1
Goldex mine	—	—	1	1
Meadowbank mine	32	35	69	144
Meliadine mine	—	—	1	—
Canadian Malartic mine(ii)(iv)	83	110	281	304
Kittila mine	1	3	9	9
Southern Business
Pinos Altos mine	576	659	1,636	1,798
Creston Mascota mine	160	59	475	226
La India mine	26	37	114	125

Total silver (thousands of ounces)	1,092	1,129	3,214	3,445

Zinc (tonnes)	4,075	1,118	10,660	6,627
Copper (tonnes)	947	1,036	2,445	3,269

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Total cash costs per ounce of gold produced — co-product basis (US$)(v):
Northern Business
LaRonde mine	$635	$625	$690	$629
LaRonde Zone 5 mine	655	899	708	843
Lapa mine(vi)	—	1,062	—	917
Goldex mine	549	611	565	654
Meadowbank mine(vii)	1,071	702	1,002	852
Meliadine mine(viii)	746	—	776	—
Canadian Malartic mine(ii)	635	591	616	578
Kittila mine	725	814	729	878
Southern Business
Pinos Altos mine	1,013	726	825	764
Creston Mascota mine	937	1,093	663	1,007
La India mine	900	707	828	708

Weighted average total cash costs per ounce of gold produced	$723	$690	$721	$719

Total cash costs per ounce of gold produced — by-product basis (US$)(v):
Northern Business
LaRonde mine	$454	$514	$481	$446
LaRonde Zone 5 mine	653	897	705	842
Lapa mine(vi)	—	1,061	—	916
Goldex mine	549	611	565	654
Meadowbank mine(vii)	1,035	694	991	839
Meliadine mine(viii)	746	—	776	—
Canadian Malartic mine(ii)	615	572	597	558
Kittila mine	725	813	728	876
Southern Business
Pinos Altos mine	745	533	603	560
Creston Mascota mine	668	996	468	882
La India mine	872	685	800	682

Weighted average total cash costs per ounce of gold produced	$653	$637	$643	$647

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(iii)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. Payable production for the three and nine months ended September 30, 2019 includes 33,134 and 82,562 gold ounces, respectively, which were processed prior to the achievement of commercial production at the Meliadine mine and the Amaruq satellite deposit.

(iv)
The Canadian Malartic mine's payable metal sold excludes the 5.0% net smelter return royalty in favour of Osisko Gold Royalties Ltd.

(v)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

  costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

(vi)
Mining and processing operations at the Lapa mine ended in December 2018. The Lapa mine's cost calculations per ounce of gold produced for the nine months ended September 30, 2019 exclude 5 ounces of payable gold production, which were recovered as a result of final refining reconciliation.

(vii)
The Meadowbank mine's cost calculations per ounce of gold produced for the three and nine months ended September 30, 2019 exclude 33,134 and 35,281 ounces of payable gold production, respectively, which were produced prior to the achievement of commercial production at the Amaruq satellite deposit on September 30, 2019.

(viii)
The Meliadine mine's cost calculations per ounce of gold produced for the nine months ended September 30, 2019 exclude 47,281 ounces of payable gold production which were produced prior to the achievement of commercial production on May 14, 2019.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended
	December 31, 2017(i)	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019
Operating margin(ii):
Revenues from mining operations	$565,254	$578,435	$556,282	$518,683	$537,821	$532,223	$526,611	$682,959
Production costs	287,689	295,326	303,695	276,862	284,472	276,893	279,497	316,346

Total operating margin(ii)	277,565	283,109	252,587	241,821	253,349	255,330	247,114	366,613
Operating margin(ii) by mine:
Northern Business
LaRonde mine	73,686	89,760	74,517	65,405	58,697	65,202	66,902	93,223
LaRonde Zone 5 mine	—	—	334	2,402	5,600	5,079	8,882	12,238
Lapa mine	1,567	289	6,303	1,467	3,868	2,033	—	—
Goldex mine	13,532	18,052	18,686	17,837	19,318	24,964	25,126	33,197
Meadowbank mine	49,196	30,193	21,001	32,816	27,985	19,030	9,244	9,227
Meliadine mine	—	—	—	—	—	—	15,033	50,323
Canadian Malartic mine(iii)	56,348	62,261	67,680	58,478	60,346	54,629	60,232	70,263
Kittila mine	23,245	23,309	15,312	19,115	22,516	25,239	8,205	44,696
Southern Business
Pinos Altos mine	36,563	37,219	29,620	29,072	36,582	34,099	27,281	30,003
Creston Mascota mine	9,144	7,636	3,313	1,660	4,794	11,115	14,863	12,203
La India mine	14,284	14,390	15,821	13,569	13,643	13,940	11,346	11,240

Total operating margin(ii)	277,565	283,109	252,587	241,821	253,349	255,330	247,114	366,613
Impairment loss	—	—	—	—	389,693	—	—	—
Amortization of property, plant and mine development	129,478	134,370	138,469	143,859	137,235	128,242	124,203	143,293
Exploration, corporate and other	81,872	79,386	73,710	79,502	113,694	74,567	80,091	83,864

Income (loss) before income and mining taxes	66,215	69,353	40,408	18,460	(387,273)	52,521	42,820	139,456
Income and mining taxes expense	28,715	24,423	35,436	1,407	6,383	15,489	15,048	62,789

Net income (loss) for the period	$37,500	$44,930	$4,972	$17,053	$(393,656)	$37,032	$27,772	$76,667

Net income (loss) per share — basic (US$)	$0.16	$0.19	$0.02	$0.07	$(1.68)	$0.16	$0.12	$0.32
Net income (loss) per share — diluted (US$)	$0.16	$0.19	$0.02	$0.07	$(1.68)	$0.16	$0.12	$0.32
Cash flows:
Cash provided by operating activities	$166,930	$207,706	$120,087	$137,573	$140,284	$148,690	$126,301	$349,233
Cash used in investing activities	$(377,304)	$(354,717)	$(201,405)	$(311,870)	$(336,376)	$(227,606)	$(233,238)	$(245,829)
Cash (used in) provided by financing activities	$(10,101)	$(34,348)	$340,498	$(13,952)	$(18,099)	$(33,454)	$34,906	$37,249

Notes:

(i)
The Company has adopted IFRS 9 effective January 1, 2018 on a retrospective basis and the comparative amounts have been adjusted accordingly.

(ii)
Operating margin is calculated as revenues from mining operations less production costs.

(iii)
The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)
(Unaudited)

	As at September 30, 2019	As at December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$258,419	$301,826
Short-term investments	6,764	6,080
Trade receivables (Note 5)	8,598	10,055
Inventories (Note 6)	577,498	494,150
Income taxes recoverable	9,101	17,805
Equity securities (Note 5)	74,915	76,532
Fair value of derivative financial instruments (Notes 5 and 15)	1,388	180
Other current assets (Note 7A)	200,122	165,824

Total current assets	1,136,805	1,072,452
Non-current assets:
Goodwill	407,792	407,792
Property, plant and mine development (Note 8)	6,566,366	6,234,302
Other assets (Note 7B)	195,742	138,297

Total assets	$8,306,705	$7,852,843

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$370,573	$310,597
Reclamation provision	8,044	5,411
Interest payable	34,395	16,531
Income taxes payable	8,784	18,671
Lease obligations (Note 10)	17,004	1,914
Current portion of long-term debt (Note 9)	360,000	—
Fair value of derivative financial instruments (Notes 5 and 15)	678	8,325

Total current liabilities	799,478	361,449
Non-current liabilities:
Long-term debt (Note 9)	1,363,408	1,721,308
Lease obligations (Note 10)	63,743	—
Reclamation provision	416,393	380,747
Deferred income and mining tax liabilities	825,163	796,708
Other liabilities	56,870	42,619

Total liabilities	3,525,055	3,302,831

EQUITY
Common shares (Note 11):
Outstanding — 239,738,554 common shares issued, less 753,566 shares held in trust	5,557,709	5,362,169
Stock options (Notes 11 and 12)	178,712	197,597
Contributed surplus	37,254	37,254
Deficit	(933,158)	(988,913)
Other reserves (Note 13)	(58,867)	(58,095)

Total equity	4,781,650	4,550,012

Total liabilities and equity	$8,306,705	$7,852,843

Commitments and contingencies (Note 17)

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
(thousands of United States dollars, except per share amounts)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
REVENUES
Revenues from mining operations (Note 14)	$682,959	$518,683	$1,741,793	$1,653,400
COSTS, EXPENSES AND OTHER INCOME
Production(i)	316,346	276,862	872,736	875,883
Exploration and corporate development	28,227	40,939	81,029	110,098
Amortization of property, plant and mine development	143,293	143,859	395,738	416,698
General and administrative	27,336	29,404	85,555	93,512
Finance costs	25,721	23,914	78,797	71,023
Loss (gain) on derivative financial instruments (Note 15)	2,378	(8,143)	(10,296)	(5,009)
Foreign currency translation (gain) loss	(1,347)	(1,056)	4,990	(666)
Other expenses (income)	1,549	(5,556)	(1,553)	(36,360)

Income before income and mining taxes	139,456	18,460	234,797	128,221
Income and mining taxes expense	62,789	1,407	93,326	61,266

Net income for the period	$76,667	$17,053	$141,471	$66,955

Net income per share — basic (Note 11)	$0.32	$0.07	$0.60	$0.29

Net income per share — diluted (Note 11)	$0.32	$0.07	$0.60	$0.29

Cash dividends declared per common share	$0.125	$0.11	$0.375	$0.33

Note:

(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(thousands of United States dollars)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Net income for the period	$76,667	$17,053	$141,471	$66,955
Other comprehensive income (loss):
Items that may be subsequently reclassified to net income:
Derivative financial instruments (Note 15)
Changes in fair value of cash flow hedges	—	1,001	—	(6,206)
Net change in costs of hedging	—	(1,036)	—	(2,861)

	—	(35)	—	(9,067)

Items that will not be subsequently reclassified to net income:
Pension benefit obligations:
Remeasurement gain (loss) of pension benefit obligations	233	(352)	702	(1,050)
Income tax impact	(88)	132	(264)	395
Equity securities (Note 13):
Net change in fair value of equity securities at FVOCI	6,246	1,559	1,293	(38,769)

	6,391	1,339	1,731	(39,424)

Other comprehensive income (loss) for the period	6,391	1,304	1,731	(48,491)

Comprehensive income for the period	$83,058	$18,357	$143,202	$18,464

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)
(Unaudited)

	Common Shares Outstanding
			Stock Options	Contributed Surplus		Other Reserves	Total Equity
	Shares	Amount			Deficit
Balance at January 1, 2018	232,250,441	$5,288,432	$186,754	$37,254	$(559,504)	$(5,945)	$4,946,991

Net income	—	—	—	—	66,955	—	66,955
Other comprehensive loss	—	—	—	—	(655)	(47,836)	(48,491)

Total comprehensive income (loss)	—	—	—	—	66,300	(47,836)	18,464

Hedging gains and costs of hedging transferred to property, plant and mine development	—	—	—	—	—	(3,619)	(3,619)
Transactions with owners:
Shares issued under employee stock option plan (Notes 11 and 12A)	1,003,786	33,727	(7,513)	—	—	—	26,214
Stock options (Notes 11 and 12A)	—	—	15,852	—	—	—	15,852
Shares issued under incentive share purchase plan (Note 12B)	393,651	15,665	—	—	—	—	15,665
Shares issued under dividend reinvestment plan	359,399	13,473	—	—	—	—	13,473
Dividends declared ($0.33 per share)	—	—	—	—	(76,591)	—	(76,591)
Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (Notes 11 and 12C,D)	(154,434)	(7,594)	—	—	—	—	(7,594)

Balance at September 30, 2018	233,852,843	$5,343,703	$195,093	$37,254	$(569,795)	$(57,400)	$4,948,855

Balance at December 31, 2018	234,458,597	$5,362,169	$197,597	$37,254	$(988,913)	$(58,095)	$4,550,012

Net income	—	—	—	—	141,471	—	141,471
Other comprehensive income	—	—	—	—	438	1,293	1,731

Total comprehensive income	—	—	—	—	141,909	1,293	143,202

Transfer of gain on disposal of equity securities at FVOCI to deficit	—	—	—	—	2,065	(2,065)	—
Transactions with owners:
Shares issued under employee stock option plan (Notes 11 and 12A)	4,011,647	165,752	(32,508)	—	—	—	133,244
Stock options (Notes 11 and 12A)	—	—	13,623	—	—	—	13,623
Shares issued under incentive share purchase plan (Note 12B)	339,794	17,327	—	—	—	—	17,327
Shares issued under dividend reinvestment plan	361,606	17,031	—	—	—	—	17,031
Dividends declared ($0.375 per share)	—	—	—	—	(88,219)	—	(88,219)
Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (Notes 11 and 12C,D)	(186,656)	(4,570)	—	—	—	—	(4,570)

Balance at September 30, 2019	238,984,988	$5,557,709	$178,712	$37,254	$(933,158)	$(58,867)	$4,781,650

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
OPERATING ACTIVITIES
Net income for the period	$76,667	$17,053	$141,471	$66,955
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	143,293	143,859	395,738	416,698
Deferred income and mining taxes	36,787	(15,138)	28,104	(8,872)
Stock-based compensation (Note 12)	12,269	11,331	39,267	38,788
Foreign currency translation (gain) loss	(1,347)	(1,056)	4,990	(666)
Other	9,193	208	(120)	(15,293)
Adjustment for settlement of reclamation provision	(1,540)	(1,221)	(5,999)	(2,515)
Changes in non-cash working capital balances:
Trade receivables	112	4,853	1,457	3,374
Income taxes	17,087	(10,309)	(1,183)	(27,650)
Inventories	(60,043)	(76,216)	(81,074)	(38,898)
Other current assets	43,705	(4,480)	(37,495)	(57,320)
Accounts payable and accrued liabilities	70,504	53,433	122,510	73,252
Interest payable	2,546	15,256	16,558	17,513

Cash provided by operating activities	349,233	137,573	624,224	465,366

INVESTING ACTIVITIES
Additions to property, plant and mine development (Note 8)	(252,659)	(310,602)	(686,943)	(746,917)
Acquisition	—	—	—	(162,479)
Proceeds from sale of property, plant and mine development	634	—	2,863	35,083
Net sales (purchases) of short-term investments	135	(247)	(684)	(2,264)
Net proceeds from sale of equity securities	6,914	121	7,822	16,426
Purchases of equity securities and other investments (Note 7B)	(853)	(1,139)	(29,731)	(8,653)
(Increase) decrease in restricted cash	—	(3)	—	812

Cash used in investing activities	(245,829)	(311,870)	(706,673)	(867,992)

FINANCING ACTIVITIES
Dividends paid	(21,979)	(21,073)	(71,221)	(63,140)
Repayment of finance lease obligations	(3,676)	(817)	(10,510)	(2,562)
Proceeds from long-term debt (Note 9)	80,000	—	220,000	250,000
Repayment of long-term debt (Note 9)	(80,000)	—	(220,000)	(250,000)
Notes issuance	—	—	—	350,000
Long-term debt financing costs	—	—	—	(2,285)
Repurchase of common shares for stock-based compensation plans (Note 12)	(325)	(171)	(24,395)	(26,503)
Proceeds on exercise of stock options (Note 12A)	59,422	4,531	133,243	26,214
Common shares issued	3,807	3,578	11,584	10,474

Cash provided by (used in) financing activities	37,249	(13,952)	38,701	292,198

Effect of exchange rate changes on cash and cash equivalents	(966)	234	341	(2,295)

Net increase (decrease) in cash and cash equivalents during the period	139,687	(188,015)	(43,407)	(112,723)
Cash and cash equivalents, beginning of period	118,732	708,270	301,826	632,978

Cash and cash equivalents, end of period	$258,419	$520,255	$258,419	$520,255

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$23,344	$6,661	$59,083	$48,336

Income and mining taxes paid	$15,912	$25,031	$70,364	$96,953

See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2019

1.     CORPORATE INFORMATION

  Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company's mining operations are located in Canada, Mexico and Finland and the Company has exploration activities in Canada, Europe, Latin America and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company's common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. Agnico Eagle sells its gold production into the world market.

  These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company (the "Board") on October 24, 2019.

2.     BASIS OF PRESENTATION

  A)
  Statement of Compliance

    The accompanying condensed interim consolidated financial statements of Agnico Eagle have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") in United States ("US") dollars. These condensed interim consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards ("IFRS") for annual audited consolidated financial statements.

    These condensed interim consolidated financial statements should be read in conjunction with the Company's 2018 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 40-F for the year ended December 31, 2018, which were prepared in accordance with IFRS.

    In the opinion of management, these condensed interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at September 30, 2019 and December 31, 2018 and the results of operations and cash flows for the three and nine months ended September 30, 2019 and September 30, 2018.

    Operating results for the three and nine months ended September 30, 2019 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2019.

  B)
  Basis of Presentation

    Overview

    These condensed interim consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The condensed interim consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise indicated.

    Subsidiaries

    These condensed interim consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company's involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

    Joint Arrangements

    A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

    A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These condensed interim consolidated financial statements include the Company's interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control commenced. Agnico Eagle's 50% interest in each of Canadian Malartic Corporation ("CMC") and Canadian Malartic GP ("the Partnership"), the general partnership that holds the Canadian Malartic mine located in Quebec, has been accounted for as a joint operation.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2019

3.     ACCOUNTING POLICIES

  These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2018 annual audited consolidated financial statements except as described below for new accounting standards adopted effective January 1, 2019.

  New Accounting Standards Adopted During the Period

  IFRS 16 — Leases

  The Company has adopted IFRS 16 — Leases ("IFRS 16") with the date of initial application of January 1, 2019 using the modified retrospective approach. Comparative information has not been restated and continues to be reported under IAS 17 — Leases ("IAS 17") (the accounting standard in effect for those periods). The impact of adoption of IFRS 16 is disclosed in Note 10.

  The following policies are applicable from January 1, 2019. In the comparative period, leases were accounted for in accordance with the accounting policy for leases disclosed in the Company's December 31, 2018 annual audited consolidated financial statements.

  Policy applicable from January 1, 2019:

  At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether:

  •
  The contract involves the use of an explicitly or implicitly identified asset;
  •
  The Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the contract term;
  •
  The Company has the right to direct the use of the asset.

  The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease (i.e. the date the underlying asset is available for use).

  Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the initial amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

  Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. Right-of-use assets are subject to impairment.

  At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

  After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments or a change in the assessment to purchase the underlying asset.

  The Company presents right-of-use assets in the property, plant and mine development line item on the condensed interim consolidated balance sheets and lease liabilities in the lease obligations line item on the condensed interim consolidated balance sheets.

  Short-term leases and leases of low value assets

  The Company has elected not to recognize right-of-use assets and lease liabilities for leases that have a lease term of 12 months or less and do not contain a purchase option or for leases related to low value assets. Lease payments on short-term leases and leases of low value assets are recognized as an expense in the condensed interim consolidated statements of income.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2019

4.     SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

  The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been detailed in Note 4 to the Company's annual audited consolidated financial statements for the year ended December 31, 2018, except for new significant judgments related to the application of IFRS 16. The Company has applied judgment to determine the lease term for some lease contracts that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which may significantly affect the amount of lease liabilities and right-of-use assets recognized.

5.     FAIR VALUE MEASUREMENT

  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the condensed interim consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

  Assets and Liabilities Measured at Fair Value on a Recurring Basis

  For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.

  During the three and nine months ended September 30, 2019, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

  The fair values of cash and cash equivalents, short-term investments, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

  The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at September 30, 2019 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables	$—	$8,598	$—	$8,598
Equity securities	58,747	16,168	—	74,915
Fair value of derivative financial instruments	—	1,388	—	1,388
Other assets	30,565	—	—	30,565

Total financial assets	$89,312	$26,154	$—	$115,466

Financial liabilities:
Fair value of derivative financial instruments	$—	$678	$—	$678

Total financial liabilities	$—	$678	$—	$678

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2019

5.     FAIR VALUE MEASUREMENT (Continued)

  Valuation Techniques

  Trade Receivables

  Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

  Equity Securities

  Equity securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Equity securities representing shares of non-publicly traded entities are recorded at fair value using external broker-dealer quotations corroborated by option pricing models (classified within Level 2 of the fair value hierarchy).

  Derivative Financial Instruments

  Derivative financial instruments classified within Level 2 of the fair value hierarchy are recorded at fair value using external broker-dealer quotations corroborated by option pricing models or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs.

  Fair Value of Financial Assets and Liabilities Not Measured and Recognized at Fair Value

  Long-term debt is recorded on the condensed interim consolidated balance sheets at September 30, 2019 at amortized cost. The fair value of long-term debt is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating to future related cash flows which is categorized within Level 2 of the fair value hierarchy. See Note 9 to these condensed interim consolidated financial statements for details.

  Lease obligations are recorded on the condensed interim consolidated balance sheets at September 30, 2019 at amortized cost. The fair value of lease obligations is the present value of the future lease payments discounted at the Company's current incremental borrowing rate. It is remeasured when there is a change in the lease term, future lease payments or changes in the assessment of whether the Company will exercise a purchase, extension or termination option. The fair value of lease liabilities is not materially different from the carrying amounts since the incremental borrowing rates used at the initial recognition date are close to current market rates at September 30, 2019.

6.     INVENTORIES

  During the three months ended September 30, 2019, impairment losses of $4.6 million (2018 — $5.9 million) were recorded within production costs to reduce the carrying value of inventories to their net realizable value. During the nine months ended September 30, 2019, impairment losses of $11.4 million (2018 — $14.6 million) were recorded within production costs to reduce the carrying value of inventories to their net realizable value.

7.     OTHER ASSETS

  A)
  Other Current Assets

	As at September 30, 2019	As at December 31, 2018
Federal, provincial and other sales taxes receivable	$102,211	$93,294
Prepaid expenses	76,204	55,146
Other	21,707	17,384

Total other current assets	$200,122	$165,824

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2019

7.     OTHER ASSETS (Continued)

  B)
  Other Assets

	As at September 30, 2019	As at December 31, 2018
Non-current ore in stockpiles and on leach pads	$130,251	$116,762
Non-current prepaid expenses	16,910	13,736
Non-current financial asset at FVTPL(i)	30,565	—
Other	18,016	7,799

Total other assets	$195,742	$138,297

  Note:

  (i)
  During the first nine months of 2019, the Company purchased a $25.0 million financial asset which is classified as FVTPL. A mark-to-market adjustment of $5.6 million was recognized in the other expenses (income) line item of the condensed interim consolidated statements of income during the nine months ended September 30, 2019.

8.     PROPERTY, PLANT AND MINE DEVELOPMENT

  During the nine months ended September 30, 2019, $754.3 million of additions (year ended December 31, 2018 — $1,265.5 million) were capitalized to property, plant and mine development.

  Total borrowing costs capitalized to property, plant and mine development during the nine months ended September 30, 2019 were approximately $3.5 million (year ended December 31, 2018 — $7.9 million) at a capitalization rate of 1.31% (year ended December 31, 2018 — 1.33%).

  The Meliadine mine and Amaruq satellite deposit achieved commercial production during the nine months ended September 30, 2019. The Company deducts revenues from mining operations earned prior to commercial production from the cost of the related property, plant and mine development. During the nine months ended September 30, 2019, the Company earned $86.4 million of pre-commercial production revenue.

  Assets with a net book value of $11.6 million were disposed of by the Company during the nine months ended September 30, 2019 (year ended December 31, 2018 — $14.1 million), resulting in a net loss on disposal of $8.7 million (year ended December 31, 2018 — net gain on disposal of $22.8 million).

  See Note 17 to these condensed interim consolidated financial statements for capital commitments.

9.     LONG-TERM DEBT

  The following table sets out details of the Company's long-term debt as at September 30, 2019 and December 31, 2018:

		As at September 30, 2019				As at December 31, 2018
	Interest Rates	Nominal Amount	Deferred Financing Costs	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Notes	4.15%-6.77%	$1,735,000	$(6,986)	$1,728,014	$1,889,948	$1,727,016	$1,767,908
Credit Facility	Variable	—	(4,606)	(4,606)	(4,606)	(5,708)	(5,708)

Long-term debt		$1,735,000	$(11,592)	$1,723,408	$1,885,342	$1,721,308	$1,762,200

  Credit Facility

  As at September 30, 2019, $1,200.0 million was available for future drawdown under the Credit Facility (December 31, 2018 — $1,200.0 million). During the nine months ended September 30, 2019, Credit Facility drawdowns totaled $220.0 million and repayments totaled $220.0 million. During the nine months ended September 30, 2018, Credit Facility drawdowns totaled $250.0 million and repayments totaled $250.0 million.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2019

10.   LEASES

  The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option and lease contracts for which the underlying asset is of low value.

  On adoption of IFRS 16, the Company recognized right-of-use assets and lease liabilities in relation to leases which had previously been classified as 'operating leases' under the principles of IAS 17. The right-of-use assets were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized.

  The lease liabilities were measured at the present value of the remaining lease payments, discounted using the Company's incremental borrowing rate as of January 1, 2019.

  The Company used the following practical expedients when applying IFRS 16:

  •
  Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term remaining at January 1, 2019;

  •
  Excluded initial direct costs from measuring the right-of-use asset at the date of initial application;

  •
  Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

  For leases that were classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 are determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

  Upon transition to IFRS 16, the Company recognized an additional $81.8 million of right-of-use assets and $81.8 million of lease liabilities. When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 2.3%.

  The lease liabilities at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

Operating lease commitments as at December 31, 2018	$92,249
Discounting using the January 1, 2019 incremental borrowing rate	(7,986)

Discounted operating lease commitments as at January 1, 2019	84,263
Less:
Commitments relating to short-term leases	(1,423)
Commitments relating to leases of low value assets	(1,011)
Add:
Commitments relating to leases previously classified as finance leases	1,914

Lease liabilities recognized at January 1, 2019	$83,743
Current lease liability	$15,179
Non-current lease liability	68,564

Lease liabilities recognized at January 1, 2019	$83,743

  During the nine months ended September 30, 2019, the Company recognized the following amounts:

  •
  Amortization expense on right-of-use assets of $9.4 million
  •
  Interest expense on lease liabilities of $1.5 million
  •
  Additions to right-of-use assets of $8.7 million

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2019

11.   EQUITY

  Net Income Per Share

  The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Net income for the period	$76,667	$17,053	$141,471	$66,955

Weighted average number of common shares outstanding — basic (in thousands)	238,331	233,584	236,153	232,969
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	820	760	856	802
Add: Dilutive impact of employee stock options	964	973	327	910

Weighted average number of common shares outstanding — diluted (in thousands)	240,115	235,317	237,336	234,681

Net income per share — basic	$0.32	$0.07	$0.60	$0.29

Net income per share — diluted	$0.32	$0.07	$0.60	$0.29

  Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.

  For the three months ended September 30, 2019, nil (2018 — 3,815,264) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive. For the nine months ended September 30, 2019, 8,750 (2018 — 3,815,264) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.

12.   STOCK-BASED COMPENSATION

  A)
  Employee Stock Option Plan ("ESOP")

  The following table sets out activity with respect to Agnico Eagle's outstanding stock options:

	Nine Months Ended September 30, 2019			Nine Months Ended September 30, 2018
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	6,361,265	C$	47.65	5,857,504	C$	41.18
Granted	2,118,850		55.10	1,990,850		58.04
Exercised	(4,011,647)		43.85	(1,003,786)		33.34
Forfeited	(124,693)		56.46	(59,168)		53.91
Expired	(390)		28.03	(207,000)		52.13

Outstanding, end of period	4,343,385	C$	54.55	6,578,400	C$	47.02

Options exercisable, end of period	1,393,415	C$	50.86	3,641,948	C$	41.42

  The average share price of Agnico Eagle's common shares during the nine months ended September 30, 2019 was C$63.09 (2018 — C$54.18).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2019

12.   STOCK-BASED COMPENSATION (Continued)

  Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Nine Months Ended September 30,
	2019	2018
Risk-free interest rate	2.23%	2.10%
Expected life of stock options (in years)	2.4	2.4
Expected volatility of Agnico Eagle's share price	30.0%	35.0%
Expected dividend yield	1.2%	1.0%

  The Company uses historical volatility to estimate the expected volatility of Agnico Eagle's share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.

  Compensation expense related to the ESOP amounted to $3.4 million (2018 — $4.0 million) for the three months ended September 30, 2019 and $13.6 million (2018 — $15.9 million) for the nine months ended September 30, 2019. Of the total compensation expense for the ESOP, nil was capitalized as part of the property, plant and mine development line item of the condensed interim consolidated balance sheets for the three months ended September 30, 2019 (2018 — $0.1 million) and $0.7 million for the nine months ended September 30, 2019 (2018 — $0.4 million).

  B)
  Incentive Share Purchase Plan ("ISPP")

  During the nine months ended September 30, 2019, 339,794 common shares were subscribed for under the ISPP (2018 — 393,651) for a value of $17.3 million (2018 — $15.7 million). The total compensation cost recognized during the three months ended September 30, 2019 related to the ISPP was $1.9 million (2018 — $1.8 million) and $5.8 million for the nine months ended September 30, 2019 (2018 — $5.2 million).

  C)
  Restricted Share Unit ("RSU") Plan

  During the nine months ended September 30, 2019, 404,100 (2018 — 378,173) RSUs were granted with a grant date fair value of $16.3 million (2018 — $18.1 million). In the first nine months of 2019, the Company funded the RSU plan by transferring $16.3 million (2018 — $18.1 million) to an employee benefit trust that then purchased common shares of the Company in the open market.

  Compensation expense related to the RSU plan was $4.2 million for the three months ended September 30, 2019 (2018 — $3.6 million) and $12.4 million for the nine months ended September 30, 2019 (2018 — $11.4 million). Compensation expense related to the RSU plan is included as part of the general and administrative line item of the condensed interim consolidated statements of income.

  D)
  Performance Share Unit ("PSU") Plan

  During the nine months ended September 30, 2019, 196,500 (2018 — 180,000) PSUs were granted. In the first nine months of 2019, the Company funded the PSU plan by transferring $8.0 million (2018 — $8.4 million) to an employee benefit trust that then purchased common shares of the Company in the open market.

  Compensation expense related to the PSU plan was $2.6 million for the three months ended September 30, 2019 (2018 — $2.2 million) and $7.6 million for the nine months ended September 30, 2019 (2018 — $6.6 million). Compensation expense related to the PSU plan is included as part of the general and administrative line item of the condensed interim consolidated statements of income.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2019

13.   OTHER RESERVES

  The following table sets out the movements in other reserves during the nine months ended September 30, 2019 and September 30, 2018:

	Equity securities reserve	Cash flow hedge reserve	Costs of hedging reserve	Total
Balance at January 1, 2018	$(19,800)	$10,763	$3,092	$(5,945)
Unrealized change in fair value	(38,769)	(6,206)	(2,861)	(47,836)
Hedging gains transferred to property, plant and mine development	—	(3,619)	—	(3,619)

Balance at September 30, 2018	$(58,569)	$938	$231	$(57,400)

Balance at December 31, 2018	$(58,095)	$—	$—	$(58,095)
Net change in fair value	1,293	—	—	1,293
Transfer of gain on disposal of equity securities at FVOCI to deficit	(2,065)	—	—	(2,065)

Balance at September 30, 2019	$(58,867)	$—	$—	$(58,867)

14.   REVENUES FROM MINING OPERATIONS

  The Company has recognized the following amounts relating to revenue in the condensed interim consolidated statements of income:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Revenue from contracts with customers	$683,470	$520,938	$1,744,433	$1,654,625
Provisional pricing adjustments on concentrate sales	(511)	(2,255)	(2,640)	(1,225)

Total revenues from mining operations	$682,959	$518,683	$1,741,793	$1,653,400

  The following table sets out the disaggregation of revenue by metal:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Revenues from contracts with customers:
Gold	$655,461	$496,747	$1,664,756	$1,566,789
Silver	19,961	17,259	53,497	58,661
Zinc	5,279	1,249	16,798	12,031
Copper	2,769	5,683	9,382	17,144

Total revenues from contracts with customers	$683,470	$520,938	$1,744,433	$1,654,625

15.   DERIVATIVE FINANCIAL INSTRUMENTS

  Currency Risk Management

  The Company uses foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company's operating costs and capital expenditures are denominated in foreign currencies; primarily the Canadian dollar, the Euro and the Mexican peso. These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company's production costs and capital expenditures. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2019

15.   DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

  As at September 30, 2019, the Company had outstanding derivative contracts related to $390.0 million of 2019 and 2020 expenditures. The Company recognized mark-to-market adjustments in the loss (gain) on derivative financial instruments line item of the condensed interim consolidated statements of income. The Company did not apply hedge accounting to these arrangements.

  Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period-end forward pricing of the applicable foreign currency to calculate fair value.

  The Company's other foreign currency derivative strategies in 2019 and 2018 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars and Mexican pesos. All of these derivative transactions expired prior to period-end such that no derivatives were outstanding as at September 30, 2019 or December 31, 2018. The call option premiums were recognized in the loss (gain) on derivative financial instruments line item of the condensed interim consolidated statements of income.

  Commodity Price Risk Management

  To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated primarily with Nunavut's diesel fuel exposure as it relates to operating costs. There were derivative financial instruments outstanding as at September 30, 2019 relating to 12.0 million gallons of heating oil (December 31, 2018 — 12.0 million). The related mark-to-market adjustments prior to settlement were recognized in the loss (gain) on derivative financial instruments line item of the condensed interim consolidated statements of income. The Company did not apply hedge accounting to these arrangements.

  Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing to calculate fair value.

  The following table sets out a summary of the amounts recognized in the loss (gain) on derivative financial instruments line item of the condensed interim consolidated statements of income:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Premiums realized on written foreign exchange call options	$(402)	$(762)	$(1,394)	$(2,299)
Realized loss on warrants	—	—	88	—
Unrealized (gain) loss on warrants(i)	(440)	10	(492)	390
Realized gain on currency and commodity derivatives	(492)	(3,543)	(46)	(4,060)
Unrealized loss (gain) on currency and commodity derivatives(i)	3,712	(3,848)	(8,452)	960

Loss (gain) on derivative financial instruments	$2,378	$(8,143)	$(10,296)	$(5,009)

Note:

(i)
Unrealized gains and losses on financial instruments that did not qualify for hedge accounting are recognized through the loss (gain) on derivative financial instruments line item of the condensed interim consolidated statements of income and through the other line item of the condensed interim consolidated statements of cash flows.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2019

16.   SEGMENTED INFORMATION

	Nine Months Ended September 30, 2019
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$390,382	$(165,055)	$—	$225,327
LaRonde Zone 5 mine	54,607	(28,408)	—	26,199
Lapa mine	4,877	(2,844)	—	2,033
Goldex mine	142,876	(59,589)	—	83,287
Meadowbank mine	141,708	(104,207)	(3,079)	34,422
Meliadine mine	148,619	(83,263)	—	65,356
Canadian Malartic joint operation	338,557	(153,433)	(145)	184,979
Kittila mine	182,220	(104,080)	—	78,140

Total Northern Business	1,403,846	(700,879)	(3,224)	699,743

Southern Business:
Pinos Altos mine	186,955	(95,572)	—	91,383
Creston Mascota mine	65,563	(27,382)	—	38,181
La India mine	85,429	(48,903)	—	36,526

Total Southern Business	337,947	(171,857)	—	166,090

Exploration	—	—	(77,805)	(77,805)

Segments totals	$1,741,793	$(872,736)	$(81,029)	$788,028

Total segments income				$788,028
Corporate and other:
Amortization of property, plant and mine development				(395,738)
General and administrative				(85,555)
Finance costs				(78,797)
Gain on derivative financial instruments				10,296
Foreign currency translation loss				(4,990)
Other income				1,553

Income before income and mining taxes				$234,797

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2019

16.   SEGMENTED INFORMATION (Continued)

	Nine Months Ended September 30, 2018
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$404,045	$(174,363)	$—	$229,682
LaRonde Zone 5 mine	9,401	(6,665)	—	2,736
Lapa mine	25,388	(17,329)	—	8,059
Goldex mine	113,401	(58,826)	—	54,575
Meadowbank mine	250,827	(166,817)	(24,434)	59,576
Canadian Malartic joint operation	337,032	(148,613)	(318)	188,101
Kittila mine	178,353	(120,617)	—	57,736

Total Northern Business	1,318,447	(693,230)	(24,752)	600,465

Southern Business:
Pinos Altos mine	199,067	(103,156)	—	95,911
Creston Mascota mine	40,813	(28,204)	—	12,609
La India mine	95,073	(51,293)	—	43,780

Total Southern Business	334,953	(182,653)	—	152,300

Exploration	—	—	(85,346)	(85,346)

Segments totals	$1,653,400	$(875,883)	$(110,098)	$667,419

Total segments income				$667,419
Corporate and other:
Amortization of property, plant and mine development				(416,698)
General and administrative				(93,512)
Finance costs				(71,023)
Gain on derivative financial instruments				5,009
Foreign currency translation gain				666
Other income				36,360

Income before income and mining taxes				$128,221

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2019

16.   SEGMENTED INFORMATION (Continued)

	Total Assets as at
	September 30, 2019	December 31, 2018
Northern Business:
LaRonde mine	$787,640	$794,155
LaRonde Zone 5 mine	67,556	59,420
Lapa mine	4,067	11,654
Goldex mine	294,117	289,393
Meadowbank mine	868,140	681,761
Meliadine mine	1,802,366	1,645,360
Canadian Malartic joint operation	1,554,161	1,550,565
Kittila mine	1,225,535	1,082,017

Total Northern Business	6,603,582	6,114,325

Southern Business:
Pinos Altos mine	584,466	551,179
Creston Mascota mine	34,075	47,960
La India mine	280,661	315,411

Total Southern Business	899,202	914,550

Exploration	462,066	489,270

Corporate and other	341,855	334,698

Total assets	$8,306,705	$7,852,843

17.   COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at September 30, 2019, the total amount of these guarantees was $387.5 million.

  As at September 30, 2019 the Company had $86.7 million of commitments related to capital expenditures.

18.   ONGOING LITIGATION

  On August 2, 2016, the Partnership, a general partnership jointly owned by the Company and Yamana, was served with a class action lawsuit filed in the Superior Court of Quebec with respect to allegations involving the Canadian Malartic mine. The complaint is in respect of "neighbourhood annoyances" arising from dust, noise, vibrations and blasts at the mine. The plaintiffs are seeking damages in an unspecified amount as well as punitive damages in the amount of C$20 million. The class action was certified in May 2017. In November 2017, a declaratory judgment was issued allowing the Partnership to settle individually with class members for 2017 under its Good Neighbor Guide (the "Guide"). In September 2018, the Superior Court introduced an annual revision of the ending date of the class action period and a mechanism for the partial exclusion of class members, allowing the residents to individually settle for a specific period (usually a calendar year) and to opt-out from the class action for such specific period. Both of these judgments were confirmed by the Court of Appeal and the class members will thus continue to have the option to benefit from the Guide. In January 2018, a judgment was rendered in favor of the Partnership, resulting in the removal from the class action of the pre-transaction period, spanning from August 2013 to June 16, 2014, during which the Canadian Malartic mine was not operated by the Partnership. The plaintiff did not seek leave to appeal this decision and rather added new allegations in an attempt to recapture the pre-transaction period. On July 19, 2019, the Court refused to add back the pre-transaction period based on these new allegations. An application for leave to appeal was filed by the plaintiff.

  On August 15, 2016, the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which had been filed under the Environment Quality Act (Quebec). A hearing related to an interlocutory injunction was completed on March 17, 2017 and a decision of the Superior Court of Quebec dismissed the injunction. An application for permanent injunction is currently pending. The Partnership has reviewed the injunction request and filed a motion for the dismissal of the application for injunction.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2019

18.   ONGOING LITIGATION (Continued)

  On June 1, 2017, the Partnership was served with an application for judicial review to obtain the annulment of a governmental decree. The Partnership is an impleaded party in the proceedings. The applicant seeks to obtain the annulment of a decree authorizing the expansion of the Canadian Malartic mine. Following a hearing on the merits in October 2018, the Superior Court dismissed the judicial review on May 13, 2019 and an application for leave to appeal was filed by the plaintiff on June 20, 2019 and allowed on September 19, 2019.

  On October 15, 2019, an agreement in principle was announced by the parties with respect to the class action, the permanent injunction and the judicial review proceedings. Conditional to the approval of the court, this agreement in principle includes: (i) the reopening of the 2013 to 2018 compensation periods of the Guide for the benefit of the residents who did not individually settle for these periods under the Guide; (ii) the implementation of a new C$1.5 to C$1.7 million renovation program for the benefit of property owners in the South sector, whether they are class members or not; (iii) the full and final release of the Partnership for the class action period; (iv) the current compensations under the Guide as a threshold for the three upcoming compensation years (2019 to 2021); and (v) the plaintiff's withdrawal from the injunction and the judicial review proceedings. The hearing with respect to this settlement has not been scheduled yet but is expected to be held before the end of the year.

  The Partnership believes it is unlikely that the settlement will not be approved by the court. It also believes it is unlikely that the annulment of the decree or the injunction will be granted, if the settlement is not approved. The Partnership expects that if the settlement were not approved, and the annulment or the injunction were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in anticipated future production.

19.   SUBSEQUENT EVENTS

  Dividends Declared

  On October 23, 2019, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.175 per common share (a total value of approximately $41.5 million), payable on December 16, 2019 to holders of record of the common shares of the Company on November 29, 2019.

  Agreement with Orla Mining Limited

  On October 18, 2019, the Company entered into an agreement, subject to certain conditions, to participate as a member of a syndicate that will provide a secured project finance facility to Orla Mining Limited ("Orla") of up to $125.0 million in aggregate (the "Facility"). The syndicate has collectively committed to provide an initial tranche of an aggregate of $25.0 million to Orla, of which Agnico's commitment is $10.0 million. The balance of the Facility will be available to Orla subject to the completion of definitive documentation, the satisfaction of certain conditions precedent and syndication.

QuickLinks

  Exhibit 99.1
Third Quarter Report 2019
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three and Nine Months Ended September 30, 2019
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three and Nine Months Ended September 30, 2019
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three and Nine Months Ended September 30, 2019
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three and Nine Months Ended September 30, 2019
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three and Nine Months Ended September 30, 2019
AGNICO EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, except share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (thousands of United States dollars, except per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (thousands of United States dollars) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY (thousands of United States dollars, except share and per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars) (Unaudited)
AGNICO EAGLE MINES LIMITED NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars, except share and per share amounts, unless otherwise indicated) (Unaudited) September 30, 2019